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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            PLY GEM INDUSTRIES, INC.
                           (Name of Subject Company)

                            PLY GEM INDUSTRIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.25 PER SHARE
                         (Title of Class of Securities)

                             CUSIP NO. 729416 10 7
                     (CUSIP Number of Class of Securities)

                            ------------------------

                              JEFFREY S. SILVERMAN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            PLY GEM INDUSTRIES, INC.
                                777 THIRD AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 832-1550
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                                With copies to:

           VICTOR I. LEWKOW, ESQ.                           CHARLES M. MODLIN, ESQ.
     CLEARY, GOTTLIEB, STEEN & HAMILTON                            EAB PLAZA
             ONE LIBERTY PLAZA               and             12TH FLOOR, WEST TOWER
          NEW YORK, NEW YORK 10006                         UNIONDALE, NEW YORK 11556
               (212) 225-2000                                    (516) 794-4600

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Ply Gem Industries, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 777 Third Avenue, New York, New York 10017. The title of the class of equity securities to which this Schedule relates is the Company's Common Stock, par value $0.25 per share (the "Common Stock").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Schedule relates to the tender offer by NTK Sub, Inc., a Delaware corporation (the "Offeror"), and a wholly owned subsidiary of Nortek, Inc., a Delaware corporation ("Nortek"), to purchase all outstanding shares of Common Stock at the purchase price of $19.50 per share of Common Stock, net to the tendering holder, in cash (without interest thereon), on the terms and subject to the conditions set forth in the Offer to Purchase dated July 29, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"). The Offer is disclosed in a Tender Offer Statement on
Schedule 14D-1 dated July 29, 1997. According to the Offer to Purchase, the principal executive offices of the Offeror and Nortek are located at 50 Kennedy Plaza, Providence, Rhode Island 02903.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 24, 1997 (the "Merger Agreement"), among the Company, Nortek and the Offeror. A copy of the Merger Agreement is filed as Exhibit 1 to this Schedule and is incorporated herein by reference in its entirety. The Merger Agreement provides that following the completion of the Offer, the Offeror will be merged into the Company, with the Company continuing as a wholly owned subsidiary of Nortek (the "Merger"). In the Merger, all remaining shares of Common Stock not purchased in the tender offer (other than shares of Common Stock owned by the Company or any subsidiary of the Company and shares of Common Stock held by stockholders who perfect any available appraisal rights under Delaware General Corporation Law) will be converted into the right to receive $19.50 per share in cash or such higher price, if any, as is paid in the Offer.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a)  Identity.

     The name and business address of the Company, which is the person filing this Schedule, are set forth in Item 1 above.

     (b)  Contracts

     Except as otherwise described in this Schedule or in the exhibits or annexes hereto, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates, or (ii) the Offeror, Nortek or their executive officers, directors or affiliates.

     Information with respect to certain contracts, agreements, arrangements or understandings between the Company and certain of its directors, executive officers and affiliates is set forth in the Company's Proxy Statement, dated April 11, 1997, for its 1997 Annual Meeting of Stockholders (the "Proxy Statement"). A copy of the Proxy Statement is attached hereto as Exhibit 2, and the relevant portions thereof are incorporated herein by reference.

AGREEMENTS WITH NORTEK

The Merger Agreement

     The following is a summary of the Merger Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated by reference herein. All references to and summaries of the Merger Agreement herein are qualified in their entirety by reference to the Merger Agreement. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement.

     The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than five business days from the date of the Merger Agreement, subject to the Merger Agreement not having been terminated prior thereto in accordance with its terms. The

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obligation of Offeror to accept for payment Shares tendered pursuant to the
Offer is subject to (i) the condition (the "Minimum Condition") that the number of Shares validly tendered and not withdrawn, when added to the Shares then beneficially owned by Nortek, shall constitute a majority of the then outstanding Shares on a fully diluted basis, and (ii) the satisfaction and waiver of the other conditions described below under "-- Conditions to the Offer" (collectively, the "Conditions"). Offeror and the Company have agreed that without the consent of the Company, no amendment to the Offer may be made which (a) decreases the price per Share or changes the form of consideration payable in the Offer, (b) reduces the maximum number of Shares sought, (c) changes any of the Conditions or imposes conditions in addition to the Conditions or amends any other term of the Offer in either case in any manner adverse to the holders of Shares, or (d) waives the Minimum Condition. The Merger Agreement provides that the Offer may only be extended with the prior written consent of the Company or as provided by Law; provided, however, that Nortek and Offeror may extend the Offer without the consent of the Company (i) if at the scheduled expiration date of the Offer any of the Conditions shall not have been satisfied or waived, or (ii) for any period required by any Laws applicable to the Offer; and provided, further, that if the Conditions are not satisfied or, to the extent permitted by the Merger Agreement, waived as of any scheduled expiration date, Nortek and Offeror shall extend the Offer from time to time for up to five business days at a time (or such longer period as shall be approved by the Company) until the earlier of the consummation of the Offer or sixty (60) calendar days after the date of the Merger Agreement, provided that such extension shall not be required if in the reasonable judgment of Nortek and Offeror, any Condition is incapable of being satisfied prior to the expiration of the sixty (60) calendar days. Upon the terms of the Merger Agreement and subject to the Conditions, Offeror will accept for payment and purchase all Shares validly tendered and not withdrawn prior to the expiration of the Offer.

     Conditions to the Offer. The Merger Agreement provides that, notwithstanding any other provision of the Offer, the Offeror shall not be required to pay for, or may delay the acceptance for payment of or payment for, any tendered shares, if (i) any applicable waiting period under the HSR Act shall not have expired or been terminated, (ii) the Minimum Condition shall not have been satisfied, (iii) Nortek and Offeror shall not have received the debt financing for the transactions contemplated by the Merger Agreement on terms substantially as outlined in the financing commitment letter received from WP Bridge Finance, Inc. (the "Financing Commitment"), or (iv) on or after the date of the Merger Agreement and at or before the time of payment for the Shares, any of the following events shall occur and be continuing:

     (a) there shall have occurred and be continuing (1) any general suspension of trading in, or general limitation on prices for, securities on the New York Stock Exchange, Inc. (other than suspensions of not more than one business day),
(2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (3) the commencement of a war, armed hostilities or other international or national calamity involving the United States and having had or being reasonably likely to have a Material Adverse Effect or materially adversely affecting (or materially delaying) the consummation of the Offer, (4) any material limitation or proposed material limitation (whether or not mandatory) by any Governmental Entity, or any other event, that materially adversely affects generally the extension of credit by banks or other financial institutions or (5) in the case of any of the situations described in clauses (1) through (4) inclusive existing at the date of the Merger Agreement, a material acceleration, escalation or worsening thereof;

     (b) the representations and warranties of the Company set forth in the Merger Agreement shall not have been true and correct in all respects (provided that any representation or warranty of the Company contained in the Merger Agreement that is subject to a materiality, Material Adverse Effect or similar qualification shall not be so qualified for purposes of determining the existence of any breach thereof on the part of the Company) as of the date of the Merger Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the scheduled expiration date of the Offer as though made on and as of such scheduled expiration date, except for such breaches that would neither, individually or in the aggregate with any other breaches on the part of the Company, (i) have a Material Adverse Effect on the Company nor (ii) materially adversely affect the ability of the parties to the Agreement to consummate the transactions contemplated by the Merger Agreement; or the Company shall not have performed in all material respects (provided that any obligation the performance of which is subject to a materiality, Material Adverse Effect or similar qualification shall not be so qualified for purposes of determining the existence of any nonperformance thereof) all obligations required to be performed by it under the Merger Agreement;

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     (c) there shall be any action or proceeding commenced by any Governmental
Entity, which has a reasonable likelihood of success and which, if decided adversely to the Company, would have a Material Adverse Effect or would restrain, prohibit or materially delay the consummation of the Offer, and if decided adversely to Nortek, would have the effect of (i) making the purchase of, or payment for, some or all of the Shares pursuant to the Offer or the Merger or otherwise illegal, or resulting in a material delay in the ability of Nortek or Offeror to accept for payment or pay for some or all of the Shares,
(ii) compelling Nortek or Offeror to dispose of or hold separately all or any material portion of the Company's or Nortek's business or assets, (iii) making illegal, or otherwise directly or indirectly restraining or prohibiting or imposing material financial burdens, penalties or fines requiring the payment of material damages in connection with the making of, the Offer, the acceptance for payment of, payment for, or ownership, directly or indirectly, of some of or all the Shares by Nortek or Offeror, the consummation of the Offer or the Merger,
(iv) otherwise preventing consummation of the Offer or the Merger, or (v) imposing material limitations on the ability of Nortek or Offeror effectively
(A) to acquire, hold or operate the business of the Company and its Subsidiaries taken as a whole or (B) to exercise full rights of ownership of the Shares acquired by it, including, but not limited to, the right to vote the Shares purchased by it on all matters properly presented to the stockholders of the Company, which, in either case, would effect a material diminution in the value of the Company or the Shares;

     (d) there shall have been any Law enacted, promulgated, entered or deemed applicable to the Offer or the Agreement or any other action shall have been taken by any Governmental Entity on or after the date of the Offer that would result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above (other than with respect to clause (i) of paragraph (c), if there shall have been a material delay in the ability of Nortek or Offeror to accept for payment or pay for some or all of the Shares due to a request for additional information under the HSR Act);

     (e) the Board of Directors of the Company shall have publicly (including by amendment of this Schedule 14D-9) withdrawn or adversely modified its recommendation of acceptance of the Offer;

     (f) since the date of the Merger Agreement, there shall have occurred any event or events that, singly or in the aggregate, have had or would have a Material Adverse Effect; or

     (g) the Merger Agreement shall have been terminated in accordance with its terms, or Nortek or Offeror shall have reached an agreement or understanding in writing with the Company providing for termination or amendment of the Offer;

which, in any such case, and regardless of the circumstances (including any action or inaction by Nortek or Offeror other than a breach by Nortek or Offeror of the Merger Agreement) giving rise to any such conditions, makes it in the reasonable judgment of Nortek inadvisable to proceed with the Offer and/or with such acceptance for payment of the Shares.

     The Merger Agreement provides that the foregoing conditions are for the sole benefit of Nortek and Offeror and may be asserted by Nortek or Offeror regardless of the circumstances giving rise to any such condition (other than a breach by Nortek or Offeror of the Merger Agreement) and may be waived by Nortek or Offeror, in whole or in part, at any time and from time to time, in the sole discretion of Nortek or Offeror; provided, that the Minimum Condition is also for the benefit of the Company and may not be waived without the Company's consent. The failure by Nortek or Offeror at any time to exercise any of the foregoing rights would not be deemed a waiver of any right and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

     The Merger

     The Merger Agreement provides that following consummation of the Offer, subject to the approval and adoption of the Merger Agreement and the Merger by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon (if then required by the Delaware General Corporation Law), approval by certain regulatory authorities and compliance with certain other covenants and conditions, Offeror will be merged with and into the Company, at which time the separate corporate existence of Offeror will cease and the Company will continue as the Surviving Corporation. Following consummation of the Merger, the Company, as the Surviving Corporation, will be a wholly owned subsidiary of Nortek.

     Conversion of Securities. At the Effective Time, (i) each outstanding share of Common Stock that is owned by the Company will be automatically canceled and retired and will cease to exist, and no consideration

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will be delivered or deliverable in exchange therefor, (ii) each issued and outstanding share of Common Stock (other than shares to be canceled in accordance with the immediately preceding clause and other than Dissenting Shares) will be converted into the right to receive $19.50 or such higher price, if any, as is paid in the Offer, in cash (the "Merger Consideration") from the Surviving Corporation, without interest thereon, upon surrender of the certificates representing shares of Common Stock, and (iii) each share of capital stock of Offeror will be converted into and become a number of fully paid and nonassessable shares of common stock of the Surviving Corporation equal to the quotient realized by dividing, immediately prior to the Effective Time,
(A) the sum of (1) the aggregate number of shares of Common Stock issued and outstanding, (2) the aggregate number of shares of Common Stock that are owned by the Company and (3) the aggregate number of shares of Common Stock issuable in respect of all then outstanding Options (as defined in " -- Stock Option Plans" below), by (B) the aggregate number of shares of capital stock of Offeror issued and outstanding.

     Stock Option Plans. At the Effective Time, each then outstanding option (including stock purchase rights and unrestricted stock awards) to purchase or acquire shares of Common Stock under the Company's Stock Option Plans, whether or not then exercisable or vested (the "Options"), and each share of not yet vested restricted stock granted under any such Stock Option Plan ("Unvested Stock") will immediately (except under certain circumstances relating to persons subject to Section 16(a) of the Exchange Act) be canceled and represent the right to receive consideration in settlement thereof as described below. Holders of Options will receive, for each share of Common Stock subject to such Option, including any additional shares subject thereto by reason of their terms upon consummation of the "change of control" resulting from the Offer or the Merger as described below, an amount (subject to any applicable withholding tax) in cash equal to the difference between the per share Merger Consideration and the per share exercise price of such Option to the extent such difference is a positive number (the "Option Consideration"). Among the Options held by Jeffrey Silverman, Chairman and Chief Executive Officer, and Herbert Dooskin, Executive Vice President, are Options with respect to 600,000 shares and 150,000 shares, respectively (with half of each of such Options held by each of them having an exercise price of $10.75 and the remainder an exercise price of $12.25) which Options provide that upon a "change of control" the number of shares covered by such Options shall double. Upon consummation of the Offer, all Options will immediately vest and become exercisable. Holders of Unvested Stock will receive for each share of Unvested Stock, cash equal to the per share Merger Consideration (the "Unvested Stock Consideration").

     The surrender of an Option to the Company in exchange for the Option Consideration will be deemed a release of any and all rights the holder had or may have had in respect of such Option. The Stock Option Plans will terminate as of the Effective Time, and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Subsidiary will be canceled. Prior to the Closing, the Company will use its best efforts to take all action necessary to ensure that, following the Effective Time, no participant in the Stock Option Plans or any other plan, program or arrangement will have any right thereunder to acquire equity securities of the Company, the Surviving Corporation or any Subsidiary thereof and terminate all such plans, programs and arrangements as of the Effective Time.

     Upon the later of the consummation of the Offer or the delivery of a duly executed Option Release Agreement (as defined below) by a holder of Options to be canceled or Unvested Stock, such holder shall be entitled to receive in respect thereof the Option Consideration or the Unvested Stock Consideration, without interest thereon.

     Directors and Officers; Governing Documents. At the Effective Time, the directors and officers of Offeror will become the directors and officers of Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be. The Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended to increase the number of authorized shares of Common Stock to an aggregate amount of 460,000,000 as of the Effective Time, by operation of the Merger Agreement and by virtue of the Merger without any further action by the stockholders or directors of the Surviving Corporation and, as so amended, the Certificate of Incorporation shall be the certificate of incorporation of the Surviving Corporation, until duly amended in accordance with the terms thereof and the DGCL. The Bylaws of the Company will be the bylaws of the Surviving Corporation until thereafter amended as provided therein, by the Certificate of Incorporation or by applicable law.

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     Stockholders' Meeting.  Pursuant to the Merger Agreement, if required by applicable Laws, the Company, acting through the Board, shall, in accordance with applicable Laws and the Company's Certificate of Incorporation and Bylaws, duly call, give notice of, and convene and hold a special meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement (the "Stockholders' Meeting"). Notwithstanding the foregoing sentence, if Nortek and Offeror shall collectively own, following consummation of the Offer, at least 90% of the outstanding Shares, each of Nortek, Offeror and the Company shall take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after consummation of the Offer (but in no event later than ten (10) business days thereafter) without a meeting of the stockholders of the Company, in accordance with the "short-form" merger provisions of Section 253 of the DGCL.

     Designation of Directors. The Merger Agreement provides that, provided that Offeror acquires at least a majority of the Shares outstanding pursuant to the Offer, Nortek shall be entitled to designate up to such number of directors, rounded up to the next whole number, of the Board so that the designees of Nortek constitute the same percentage of the Board (but in no event less than a majority) as the percentage of Shares acquired pursuant to the Offer, and the Company shall increase the size of the Board or obtain the resignations of incumbent directors as is necessary to enable such number of Nortek designees to be elected; provided, that at all times prior to the Effective Time at least two of the members of the Board shall be Continuing Directors (as defined below). Following the election or appointment of Nortek's designees pursuant to the foregoing and prior to the Effective Time, such designees shall abstain from acting upon, and the approval of a majority of the Continuing Directors shall be required to and shall be sufficient to authorize, any resolution with respect to the termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Board, any extension of time for the performance of any of the obligations or other acts of Nortek or Offeror under the Merger Agreement, any waiver of compliance with any of the agreements or conditions under the Merger Agreement for the benefit of the Company and any action to seek to enforce any obligation of Nortek or Offeror under the Merger Agreement. Under the Merger Agreement, "Continuing Director" means (i) any member of the Board as of July 24, 1997 or (ii) any successor to a Continuing Director who is (A) unaffiliated with, and not a designee or nominee, of Nortek as Offeror, and (B) recommended to succeed a Continuing Director by a majority of the Continuing Directors then on the Board, and in each case under clause
(ii), who is not an employee of the Company.

     Access to Information. The Company has agreed to (and to cause each of its Subsidiaries to) afford, upon reasonable notice, the officers, employees, accountants, counsel and other representatives of Nortek and Offeror, including potential financing sources and their employees, accountants, counsel and other representatives access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, the Company will (and will cause each of its Subsidiaries to) furnish promptly to Nortek and Offeror (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to SEC requirements, and (ii) all other information concerning its business, properties and personnel as Nortek and Offeror may reasonably request.

     No Solicitation. The Company has agreed that: (i) from and after July 24, 1997, until the termination of the Merger Agreement, neither the Company nor any of its Subsidiaries will, nor will any of their respective officers, directors, representatives, agents or affiliates (including, without limitation, any investment banker, attorney or accountant retained by the Company or its Subsidiaries) (collectively, the "Representatives"), and the Company will cause the employees of the Company and its Subsidiaries not to, directly or indirectly initiate, solicit or encourage (including by way of furnishing information or assistance), or take any action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below) or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or for the purpose of obtaining an Acquisition Proposal, or agree to or endorse any Acquisition Proposal, or authorize or permit any of the Representatives to take any such action; and (ii) it will in each case notify Nortek orally (within one business day) and in writing (as promptly as practicable) of all the relevant details relating to, and all material aspects of, all inquiries and proposals which it or any of its Subsidiaries or any of their respective Representatives may receive relating to any of such matters, including providing a copy of such inquiry or proposal if such inquiry or proposal is in

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writing; provided that, prior to the receipt of Company Stockholder Approval, the Board of Directors of the Company may:

          (i) following the receipt of an unsolicited written, bona fide Acquisition Proposal, (A) furnish information to, or enter into discussions or negotiations with, the person or entity that makes such Acquisition Proposal; or (B) (1) withdraw, modify or not make a recommendation to holders of Common Stock to approve the execution, delivery and performance of the Transaction Documents and the adoption of the Merger Agreement pursuant to the DGCL, or (2) terminate the Merger Agreement pursuant to the provisions of the Merger Agreement (provided that, in the case of this subclause (B), the person or entity making the Acquisition Proposal has the necessary funds or has obtained customary commitments to provide the funds to effect such Acquisition Proposal); if, and only to the extent that (x) in the case of either clause (A) or (B) above, the Board of Directors, after consultation with its independent legal counsel (who may be the Company's regularly engaged legal counsel), determines in good faith that such action is advisable for the Board of Directors to comply with its fiduciary duties to stockholders under applicable law, (y) prior to taking such action, the Company (I) in the case of either clause (A) or (B) above, provides reasonable prior notice to Nortek to the effect that it is taking such action, which notice shall (to the extent consistent with the fiduciary duties of the Board of Directors to stockholders under applicable law) include the identity of the person or entity engaging in such discussions or negotiations, requesting such information or making such Acquisition Proposal, and the material terms and conditions of any Acquisition Proposal, (II) in the case of clause (A) above, receives from such person or entity an executed confidentiality agreement in reasonably customary form on terms no less favorable to the Company than those contained in the Confidentiality Agreement (as defined below) (except that such confidentiality agreement need not require approval of the Board of Directors of the Company prior to the making of such offer or proposal), and (III) in the case of clause (A) above, the Company will, to the extent consistent with the fiduciary duties of the Board of Directors of the Company to stockholders under applicable law, promptly and continuously advise Nortek as to all of the relevant details relating to, and all material aspects of, any such discussions or negotiations; or

          (ii) take or disclose to the stockholders of the Company a position contemplated by Rule 14e-2 of the Exchange Act if the Board of Directors of the Company, after consultation with its independent legal counsel (who may be the Company's regularly engaged independent counsel), determines in good faith that such action is advisable for the Board of Directors of the Company to comply with its fiduciary duties to holders of Shares under applicable law.

     Except for a confidentiality agreement referred to above and subject to applicable termination provisions of the Merger Agreement, nothing in the Merger Agreement will permit the Company to enter into any agreement with respect to any Acquisition Proposal during the term of the Merger Agreement (it being agreed that during the term of the Merger Agreement, the Company will not enter into any agreement with any person that provides for, or in any way facilitates, any Acquisition Proposal other than a confidentiality agreement in reasonably customary form following receipt from a third party of an unsolicited written, bona fide Acquisition Proposal). In the Merger Agreement, the Company agreed to immediately cease and cause to be terminated any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any parties conducted by the Company or any Representatives with respect to any Acquisition Proposal existing on July 24, 1997.

     "Acquisition Proposal" is defined in the Merger Agreement to mean any proposal or offer (other than the transactions among the Company, Nortek and Offeror contemplated by the Merger Agreement) involving the Company or any of its Subsidiaries for, or an inquiry or indication of interest that reasonably could be expected to lead to: (i) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of a material portion of the assets of the Company and its Subsidiaries, taken as a whole in a single transaction or series of transactions; or (iii) any tender offer or exchange offer for all or any portion of the outstanding shares of capital stock of the Company or any of its Subsidiaries or the filing of a registration statement under the Securities Act in connection therewith.

     Indemnification and Insurance. The Merger Agreement provides that, for a period of six years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors' and officers' liability insurance and fiduciary liability insurance (or any substitute policies of at least

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the same coverage and amounts, and containing terms and conditions no less advantageous to the persons covered thereby, than the coverage currently provided by the Company) with respect to matters arising before and acts or omissions occurring or existing at or prior to the Effective Time, provided, however, that Nortek shall not be required to pay an annual premium for any such insurance in excess of 125%, in the case of the directors' and officers' liability insurance policy, and 200%, in the case of the fiduciary liability insurance policy, of the last annual premium paid by the Company in respect of such insurance prior to July 24, 1997, but in each such case shall purchase as much coverage as possible for such amount.

     The Merger Agreement provides that, from and after the Effective Time, Nortek and the Surviving Corporation will indemnify, defend and hold harmless, to the fullest extent permitted by applicable law, each current and former officer, director, employee or agent of the Company or any of its Subsidiaries against all losses, claims, damages, costs, expenses (including attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement of, with the approval of the indemnifying party (which approval shall not be unreasonably withheld), or otherwise paid in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was such an officer, director, employee or agent of the Company, or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise at or prior to the Effective Time.

     In addition, the Merger Agreement provides that the Company will honor individual indemnification agreements between the Company and individual members of the Board of Directors of the Company (whether pre-existing the Merger Agreement or entered into thereafter on the same terms), except for the provisions relating to the establishment of trusts, as to which the relevant directors have waived their rights. Such indemnification agreements are described in "Other Agreements -- Indemnification Agreements" below.

     Further Action; Reasonable Efforts. In the Merger Agreement, the Company, Nortek and Offeror have agreed to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations or otherwise to consummate and make effective the transactions contemplated by the Merger Agreement, the Option Release Agreements, the Non-Compete and Termination Agreement (as defined below) and the Termination and Release Agreement (as defined below) (together, the "Transaction Documents"), subject, as applicable, to the Company Stockholder Approval, including cooperating fully with the other party, including by providing information and making all necessary filings in connection with, among other things, approvals under the HSR Act. The Company will use all reasonable efforts to obtain any consent from third parties necessary to allow the Company to continue operating its business as presently conducted as a result of the transactions contemplated by the Merger Agreement.

     The Company has further agreed that it will make all reasonable efforts to comply with all obligations imposed by the New Jersey Industrial Site Recovery Act ("ISRA") with respect to the transactions contemplated by the Merger Agreement. These obligations shall include, as appropriate, (i) timely submission of notice to the New Jersey Department of Environmental Protection and Energy (the "NJDEPE") and (ii) preparation and filing with NJDEPE of a proposed negative declaration, a proposed remedial action workplan, appropriate documents for a remediation agreement, a deferral of the remedial action workplan, or an area of concern waiver; provided that the Company shall obtain the approval and consent of Nortek and Offeror prior to entering into any remediation agreement or other enforceable commitment with NJDEPE to satisfy the requirements of ISRA. Nortek and Offeror have agreed to use their reasonable best efforts to assist and cooperate with the Company and its representatives in connection with the preparation and filing of all necessary documents under ISRA.

     The Company has agreed that, at Nortek's request, it will cooperate, and will cause its accountants to cooperate, in all reasonable respects with any financing efforts of Nortek or its affiliates, including the efforts of Nortek and Offeror to secure the financing contemplated by the Financing Commitment and any filings that may be made by Nortek or its affiliates with the SEC, at the sole expense of Nortek. The Company (i) will furnish to its or to Nortek's independent accountants customary management representation letters as such accountants may require as a condition to the execution of any required accountants' consents necessary in connection with the delivery of any "comfort" letters requested by financing sources of Nortek or its affiliates, and (ii) will furnish to Nortek all financial statement and other information in the possession of the Company or its Representatives.

     Conduct of Business Pending the Merger. During the period from July 24, 1997 until the Effective Time, the Company has agreed as to itself and its Subsidiaries that, except as expressly contemplated or permitted by the Transaction Documents or as consented to in writing by Nortek, the Company and its Subsidiaries will carry on their respective businesses in the ordinary course in substantially the same manner as conducted prior to July 24, 1997. Except as expressly contemplated or permitted by the Merger Agreement or as consented to in writing by Nortek, the Company also has agreed that it will not, nor shall it permit any of its Subsidiaries to: (i)(A) declare or pay any dividends on or make any other distributions in respect of any of its capital stock, other than (1) regular quarterly dividends not in excess of $.03 per share with customary record and payment dates, and (2) cash dividends paid to the Company by a wholly owned Subsidiary on or with respect to the capital stock of a wholly owned Subsidiary, (B) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) repurchase or otherwise acquire, or permit any Subsidiary to purchase or otherwise acquire, any shares of its capital stock except as required by the terms of its securities outstanding as of July 24, 1997, or as contemplated by the Merger Agreement or by any employee benefit plan in effect on July 24, 1997; or (ii) except as described above under "-- Stock Option Plans" or as contemplated by the Stock Purchase Agreement dated July 24, 1997, between the Company and Nortek, (A) grant any options, warrants or rights to purchase shares of capital stock of the Company, (B) amend or reprice any option or amend the terms of any of the Stock Option Plans, or (C) issue, deliver or sell, or authorize or propose to issue, deliver or sell any shares of its capital stock, any Company Voting Debt or any securities convertible into, or any rights, warrants or options to acquire, any such shares, Company Voting Debt or convertible securities, other than (1) the issuance of shares upon the exercise of Options, Unvested Stock and rights outstanding on July 24, 1997, and
(2) issuances of the capital stock of the Company's Subsidiaries to the Company or to one of its wholly owned Subsidiaries.

     The Company has also agreed that it will not, and in the case of clauses
(ii), (iii), (v), (vi), (viii), (ix) and (x) below, that its Subsidiaries will not, or that the Company will not permit any of its Subsidiaries to: (i) amend or propose to amend its Certificate of Incorporation or Bylaws; (ii) (A) merge or consolidate with, or acquire any entity interest in, any corporation, partnership, association or other business organization, or enter into an agreement with respect thereto, or (B) acquire or agree to acquire any assets of any corporation, partnership, association or other business organization or division thereof, except for the purchase of inventory and supplies in the ordinary course of business or the acquisition by the Company or any Subsidiary of equity interests in any customer or supplier of the Company in satisfaction of outstanding claims against such party in bankruptcy proceedings consistent with past practice; (iii) sell, lease, encumber or otherwise dispose of, or agree to do the same with, any of its material assets, other than sales of inventory or sales or returns of obsolete or surplus equipment in the ordinary course of business consistent with past practice; (iv) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any of its Subsidiaries; (v) without the prior written consent of Nortek, which consent shall not be unreasonably withheld, (A) grant any increases in the compensation of any of its directors, officers, management employees or key employees, except as may be required pursuant to any of the existing Benefit Plans or Employee Arrangements disclosed in the Merger Agreement, (B) pay or agree to pay any pension, retirement allowance or other employee benefit not required or contemplated to be paid prior to the Effective Time by any of the existing Benefit Plans or Employee Arrangements as in effect on July 24, 1997 to any such director, officer, management employee or key employee, whether past or present, (C) enter into any new, or materially amend any existing, employment or severance or termination agreement with any such director, officer, management employee or key employee, (D) except as may be required to comply with applicable law, become obligated under any Benefit Plan or Employee Arrangement which was not in existence on July 24, 1997, or amend any such plan or arrangement in existence on July 24, 1997 if such amendment would have the effect of enhancing any benefits thereunder, or (E) extend any loans or advances to any of its directors, officers, management employees or key employees, except as expressly permitted under the Transaction Documents; (vi) without the prior written consent of Nortek, which consent shall not be unreasonably withheld, (A) assume or incur any indebtedness for borrowed money (except for drawdowns by the Company under its revolving credit facility or its accounts receivable facility) or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its Subsidiaries or guarantee any debt securities of any other person except wholly owned

Subsidiaries or enter into any lease or create any mortgages, liens, security interests or other encumbrances on the property of the Company or any of its Subsidiaries in connection with any indebtedness thereof, or enter into any "keep well" or other agreement or arrangement to maintain the financial condition of another person except wholly owned Subsidiaries of the Company, or
(B) except as otherwise disclosed in the Merger Agreement (1) enter into any contracts involving aggregate annual payments in excess of $250,000, or (2) modify, rescind, terminate, waive, release or otherwise amend in any material respect any of the terms or provisions of any Material Contract in any manner that is material and adverse to the Company or the respective Subsidiary of the Company party thereto; (vii) take any action, other than in the ordinary course of business, consistent with past practice or as required by the SEC, by law or by changes in GAAP, with respect to accounting policies, procedures and practices; (viii) except as otherwise disclosed in the Merger Agreement, incur capital expenditures in excess of $100,000; (ix) take or agree or commit to take any action that is reasonably likely to result in any of the Company's representations or warranties under the Merger Agreement being untrue in any material respect or any of the conditions to the Merger not being satisfied in all material respects (see "-- Conditions to the Merger" above); (x) take any action that would cause the transactions contemplated by the Merger Agreements to fail to qualify for certain exceptions to taxation; or (xi) settle or compromise any claim for appraisal rights in respect of the Merger without the prior written consent of Nortek and Offeror.

     The Company has further agreed to provide Nortek (or its counsel) with copies of all filings made by the Company with the SEC or any state or federal governmental entity in connection with the Merger Agreement and the transactions contemplated thereby.

     Employee Benefit Plans. In the Merger Agreement, the parties have agreed that from and after the Effective Time, directors, officers and employees of the Company and its Subsidiaries will be provided employee benefits, plans and programs (including but not limited to incentive compensation, deferred compensation, pension, life insurance, medical, profit sharing (including 401(k), severance salary continuation and fringe benefits) which are no less favorable in the aggregate than those generally available to similarly situated directors, officers and employees of Nortek and its significant Subsidiaries. For purposes of eligibility to participate and vesting in all such benefits, the directors, officers and employees of the Company and its Subsidiaries will be credited with their years of service with the Company and its Subsidiaries and prior employers to the extent service with the Company and its Subsidiaries and prior employers is taken into account under plans of the Company and its Subsidiaries. Nothing contained in the Merger Agreement creates any third party beneficiary rights in any director, officer or employee (including any beneficiary or dependent thereof) of the Company, any of its Subsidiaries or the Surviving Corporation in respect of continued employment for any specified period of any nature or kind whatsoever, and nothing contained in Merger Agreement creates such third party rights in any such person in respect of any benefits that may be provided, directly or indirectly, under any employee benefit plan or arrangement.

     Representations and Warranties. The Merger Agreement contains representations and warranties of the Company regarding: the due organization, good standing and authority to conduct business and own, lease and operate its properties for each of the Company and its Subsidiaries; the capitalization of the Company and its Subsidiaries; the authority of the Company to enter into the Merger Agreement and the other Transaction Documents and to consummate the transactions contemplated thereby, subject to the Company Stockholder Approval, unless the Merger may be effected pursuant to Section 253 of the DGCL; the absence of conflict between transactions contemplated by the Transaction Documents and other agreements, documents and permits and absence of violations of laws applicable to the Company; consents and approvals; the adequacy of filings with the SEC; the accuracy, truthfulness and adequacy of documents filed with or sent to the SEC or any other regulatory authority; the absence of violations of certain agreements, documents and permits of the Company; compliance with applicable law regarding permits; the absence of litigation; certain matters relating to taxes; the full disclosure by the Company of certain management, employment, consulting or other agreements, contracts or commitments; certain matters relating to ERISA; the conduct of business in the ordinary course and the absence of certain material adverse changes since March 31, 1997; the absence of undisclosed material liabilities; the Company's receipt of the opinion of Furman Selz LLC as to the fairness, from a financial point of view, of the cash consideration to be received by the stockholders of the Company in the Offer and the Merger; the stockholder vote required to approve the Merger Agreement and the Merger; certain labor matters; the ownership or the right to use of the Company and its Subsidiaries of the Company Intangible Property; certain environmental matters; the ownership of real property in fee, and the holding of leasehold interests, by the Company and its Subsidiaries free and clear of all mortgages, pledges, liens, encumbrances and security interests; the holding of good title by the Company and its Subsidiaries to tangible property and assets; the recommendation by the Board of Directors of the Company of the Merger Agreement, the Offer and the Merger; the disclosure of material contracts to which the Company or any Subsidiary are parties or by which the Company or any Subsidiary are bound; the disclosure of certain related party transactions; the compliance of this Schedule 14D-9 in all material respects with the Exchange Act; the engagement of brokers and financial advisors; and the disclosure of the Atrium Agreements. "Material Adverse Effect" is defined in the Merger Agreement to mean, with respect to any party, any events, changes or effects which, individually or in the aggregate, would have a material adverse effect on the business, operations, assets, condition (financial or otherwise) or results of operations of such party and its Subsidiaries, taken as a whole.

     The Merger Agreement also includes representations and warranties by Nortek and Offeror regarding: the due organization, good standing and authority to conduct business and own, lease and operate its properties; the authority of Nortek and Offeror to enter into the Merger Agreement and the other Transaction Documents to which each is a party; the absence of conflict with other agreements and documents and the absence of violation of laws applicable to Nortek and Offeror, respectively; consents and approvals; the accuracy, truthfulness and adequacy of documents filed with or sent to the SEC or any other regulatory authority; the approval of the Board of Directors of Nortek of the Transaction Documents; the receipt by Nortek of certain financing commitments for the Merger; and the engagement of brokers and financial advisors.

     Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligations of each party to the Merger Agreement to effect the Merger are subject to the satisfaction or waiver of the following conditions prior to the Closing Date: (i) approval and adoption of the Merger Agreement and the Merger by the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon, if required; (ii) termination or expiration of the waiting period (and any extension thereof) applicable to the Merger under the HSR Act with no restrictive order having been placed on the Company, Nortek, Offeror or the Surviving Corporation in connection therewith; (iii) no temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court of competent jurisdiction preventing the consummation of the Merger being in effect; (iv) no statute, rule, order, decree or regulation having been enacted or promulgated by any government or governmental agency or authority which prohibits consummation of the Merger; and (v) Nortek and Offeror having accepted for purchase and paid for the Shares tendered pursuant to the Offer (provided, however, that this condition will be deemed satisfied with respect to Nortek and Offeror if Offeror shall have failed to purchase Shares pursuant to the Offer in violation of the terms of the Offer or the Merger Agreement.)

     Termination. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time (whether before or after the approval of the Merger Agreement and the Merger by Nortek or by the stockholders of the Company) by mutual written consent of Nortek and the Company or their respective Boards of Directors, or under the following circumstances:

          Nortek or the Company. The Merger Agreement provides that either Nortek or the Company may terminate the Merger Agreement and abandon the Merger if: (i) any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and non-appealable; (ii) the Company Stockholder Approval is not obtained by reason of the failure to obtain the required vote upon a vote held at the Stockholders' Meeting or any adjournment thereof; (iii) the Offer shall not have been consummated by October 31, 1997 or the Merger shall not have been consummated by December 31, 1997, except that the right to terminate the Merger Agreement under this clause (iii) is not available to any party whose breach of the Merger Agreement has been the cause of or resulted in the failure of the Offer to be consummated or the Merger to occur on or before such date, or (iv) if the terminating party is not then in material breach of its obligations under the Merger Agreement, if no Shares shall have been purchased in connection with the Offer upon the expiration of the Offer.

          Nortek. The Merger Agreement provides that Nortek may terminate the Merger Agreement and abandon the Merger prior to the consummation of the
     Offer: (i) so long as Nortek is not in material breach of its obligations under the Merger Agreement, (A) if the Company has breached any of its representations or warranties under the Merger Agreement, which breach has not been cured within ten calendar days following receipt by the Company of notice of such breach and is existing at the time of termination of the Merger Agreement, except for breaches that would not, individually or in the aggregate, have a Material Adverse Effect on the Company or materially adversely affect the ability of the parties to the Merger Agreement to consummate the transactions contemplated thereby, or (B) if (1) the Company has breached its covenants regarding the solicitation of Acquisition Proposals (see "-- No Solicitation" above), or (2) the Company is in material breach of any other covenant or agreement set forth in the Merger Agreement, which material breach has not been cured within ten calendar days following receipt by the Company of notice of such breach and is existing at the time of termination by the Merger Agreement; (ii) if the Board of Directors of the Company fails to make or withdraws or modifies its recommendation or approval of the Offer, the Merger or the Merger Agreement and the transactions contemplated thereby or recommends to the Stockholders an Acquisition Proposal, or if the Board of Directors of the Company resolves to do any of the foregoing; or (iii) if a tender offer or exchange offer for 50% or more of the outstanding shares of capital stock of the Company is commenced (other than by the Company or its affiliates) and the Board of Directors of the Company fails to timely recommend against the stockholders of the Company tendering their shares into such tender offer or exchange offer.

          The Company. The Merger Agreement provides that the Company may terminate the Merger Agreement and abandon the Merger prior to the consummation of the Offer: (i) so long as the Company is not in material breach of its obligations under the Merger Agreement, (A) if Nortek or Offeror has breached any of its representations or warranties under the Merger Agreement, which breach has not been cured within ten calendar days following receipt by Nortek or Offeror of notice of such breach and is existing at the time of termination of the Merger Agreement, except for breaches that would not, individually or in the aggregate, have a Material Adverse Effect on Nortek or Offeror or materially adversely affect the ability of the parties to the Merger Agreement to consummate the transactions contemplated thereby, and (B) if Nortek or Offeror is in material breach of any covenant or agreement set forth in the Merger Agreement, which breach has not been cured within ten calendar days following receipt by Nortek or Offeror of notice of such breach and is existing at the time of termination of the Merger Agreement; or (ii) prior to the receipt of the Company Stockholder Approval pursuant to the right of termination described above under "-- No Solicitation," provided that (A) Nortek receives at least five days prior written notice from the Company of its intention to effect such termination pursuant to such section, (B) during such five-day period, the Company will, and will cause its financial and legal advisors to, consider any adjustment in the terms and conditions of the Merger Agreement that Nortek may propose, and (C) the Company may not effect termination pursuant to such section unless the Company has contemporaneously tendered to Nortek or its designee the amounts described below under "-- Termination Fees and Expenses."

     Termination Fees and Expenses. The Merger Agreement provides that all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, except (i) as otherwise described below, and (ii) with respect to claims for damages incurred as a result of a material breach of the Merger Agreement.

     If the Merger Agreement is terminated: (i) by either Nortek or the Company because the Stockholders of the Company did not approve the Merger Agreement by reason of the failure to obtain the required vote upon a vote held at the Stockholders' Meeting, or at any adjournment thereof, and if, at the time of such termination or after July 24, 1997 and prior to the Stockholders' Meeting, there is a public announcement of an Acquisition Proposal (other than an Acquisition Proposal that is publicly withdrawn at least 15 days prior to the taking of the vote at the Stockholders' Meeting); (ii) by Nortek if, prior to the consummation of the Offer, (A) the Board of Directors failed to make or withdrew or modified its recommendation or approval of the Merger Agreement or the Merger or the transactions contemplated thereby, or recommended to the Stockholders an Acquisition Proposal, or the Board resolved to do any of the foregoing, or (B) a tender offer or exchange offer for 50% or more of the outstanding shares of capital stock of the Company was commenced (other than by the Company or its affiliates) and the Board failed to timely recommend against the stockholders of the Company tendering their shares into such tender offer or exchange offer; or (iii) by the Company prior to the consummation of the Offer because it shall have received an unsolicited written, bona fide Acquisition Proposal in accordance with the provisions described above under "-- No Solicitation"; then in any such case (other than in the case of clause (i) above, in which case amounts payable hereunder shall be payable only if the Company consummates an Acquisition Proposal within 12 months of termination of the Merger Agreement) the Company shall pay to Nortek or Nortek's designee, contemporaneously with termination of the Merger Agreement, the following amounts in immediately available funds: (1) an amount equal to $9,500,000 and (2) an amount, not to exceed $2,500,000, to reimburse Nortek and its affiliates for all reasonable out-of-pocket fees, costs and expenses incurred by any of them in connection with their due diligence efforts or the transactions contemplated in the Transaction Documents or in the Financing Commitment, including, without limitation, (x) fees, costs and expenses of accountants, escrow agents, counsel, financial advisors and other similar advisors, (y) fees paid to any governmental entity, and (z) fees, costs and expenses paid or payable to third parties under the Financing Commitment or in connection with the transactions contemplated therein, including, without limitation, any purchaser or underwriter's discounts relating to the sale of the subordinated debt financing contemplated therein or (except for the principal amount payable in connection therewith, but including all accrued interest payable in connection therewith) the making of any repurchase offer in respect of such subordinated debt financing.

     Other Agreements. Nortek and Offeror have agreed to pay the full amount of any and all transfer, capital gains and other taxes, fees or costs incurred or assessed by any New York City or New York State (or other state or local) taxing authority for which Nortek, Offeror, the Company or the holders of Common Stock of the Company are liable in connection with the sale or transfer of real estate pursuant to the Offer or the Merger, and such amounts will not be deducted from the consideration otherwise payable to a holder of shares of Common Stock pursuant to the Offer or the Merger. Subject to the foregoing, Nortek and Offeror, as applicable, will be entitled to deduct and withhold from the consideration otherwise payable under the Merger Agreement (including pursuant to the Offer) to holders of shares of Common Stock, Options or Unvested Stock, such amounts as Nortek and Offeror are required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign tax law, and such withheld amounts will be treated as having been paid to such holders.

     Nortek has agreed to deliver to the Board of Directors of the Company any solvency letter from any third party appraisal or similar firm that Nortek provides to the providers of financing under the Financing Commitment.

     Amendment; Waiver. The Merger Agreement provides that it may be amended, modified or supplemented only by written agreement of each of the Company, Nortek and Offeror at any time prior to the Effective Time, provided that after the Company Stockholder Approval, no such amendment or modification will be permitted to reduce the amount or change the form of the Merger Consideration. The Merger Agreement further provides that, at any time prior to the Effective Time, the parties to the Merger Agreement, by action taken or authorized by their respective Boards of Directors, subject to the provisions of the Merger Agreement with respect to Continuing Directors, may (i) extend the time for the performance of any of the obligations or other acts of the other parties thereto, (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement, or (iii) waive compliance with any of the conditions and agreements contained in the Merger Agreement. See "-- Designation of Directors."

CONFIDENTIALITY AGREEMENT

     The Company and Nortek entered into a confidentiality agreement dated September 27, 1995, amended and modified by letters dated June 18, 1997, June 23, 1997 and July 17, 1997 (as so amended and modified, the "Confidentiality Agreement"), pursuant to which the Company provided Nortek and its representatives certain information and material concerning the Company on a confidential basis. Nortek also agreed on behalf of itself and its affiliates to certain standstill provisions for a period of two years with respect to certain actions involving or leading to a transaction with the Company without the prior consent of the Company, which standstill provisions were extended in an amendment to the Confidentiality Agreement dated June 18, 1997 for a period of one year from the date of amendment. On June 23, 1997, the Company executed and sent to Nortek a waiver of the provisions of the Confidentiality Agreement requiring Nortek to obtain the written consent of the Company Board prior to making a proposal to acquire the Company, solely for the purpose of permitting Nortek to make one or more proposals to the Company Board to acquire the entire equity interest of the Company. The foregoing summary of the Confidentiality Agreement is qualified in its entirety by reference to the text of the Confidentiality Agreement, a copy of which is filed as Exhibit 4 to this Schedule and is incorporated herein by reference.

STOCK PURCHASE AGREEMENT

     Concurrently with the execution and delivery of the Merger Agreement, the Company and Nortek entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which the Company issued and sold to Nortek, and Nortek purchased from the Company, 640,000 shares of Common Stock at a per share price equal to $18.75, for an aggregate purchase price of $12,000,000. In accordance with the terms of the Stock Purchase Agreement, the Company used the proceeds from such sale to satisfy its obligations under the Agreement and Plan of Merger, dated June 24, 1997 among Atrium Acquisition Holdings Corp., Atrium/PG Acquisition Corp. and the Company (the "Atrium Merger Agreement") resulting from the Company's termination of the Atrium Merger Agreement, to pay Atrium a fee of $9,500,000 and to reimburse Atrium for expenses incurred by Atrium in connection with the Atrium Merger Agreement in an amount of $2,500,000. The foregoing summary of the Stock Purchase Agreement is qualified in its entirety by reference to the text of the Stock Purchase Agreement, a copy of which is filed as Exhibit 5 to this Schedule and is incorporated herein by reference. The Atrium Merger Agreement is described in Item 4(b) -- "The Solicitation or Recommendation -- Background and Reasons for the Recommendation" below.

REGISTRATION RIGHTS AGREEMENT

     As contemplated by the Stock Purchase Agreement, the Company and Nortek entered into a Registration Rights Agreement, dated as of July 24, 1997, between Nortek and the Company (the "Registration Rights Agreement"). The Registration Rights Agreement contains customary provisions pursuant to which, among other things, if, following the earlier of (i) the consummation of a merger, consolidation, tender offer, sale of assets or other disposition of the Company other than pursuant to the Merger Agreement, and (ii) ninety (90) days after the termination of the Merger Agreement or the failure to consummate the transactions contemplated thereby regardless of the reasons therefor, Nortek requests to effect the registration under the Securities Act of the Shares purchased pursuant to the Stock Purchase Agreement, then the Company will promptly use its best efforts to effect such registration under the Securities Act of such Shares that the Company has been so requested to register. In addition, if at any time following the date of the Registration Rights Agreement, the Company proposes to register either authorized but unissued shares of Common Stock or any other shares of its Common Stock, (with certain exceptions) then Nortek may include in such registration its Shares purchased pursuant to the Stock Purchase Agreement and the Company shall use its best efforts to cause all such Shares to be included in such registration on the same terms and conditions as the Shares otherwise being sold in such registration. All of the foregoing requests are subject to customary cutbacks and lockup provisions. The foregoing summary is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as Exhibit 6 to this Schedule and which is incorporated herein by reference.

OPTION RELEASE AGREEMENTS

     Prior to the Closing Date of the Merger, each director and executive officer of the Company is expected to enter into an Option Surrender Agreement, Release and Waiver substantially in the form of Exhibit B to the Merger Agreement filed as Exhibit 1 to this Schedule (each, an "Option Release Agreement") pursuant to which such director or executive officer (in such context, an "Optionholder") agrees to surrender Options held by him for cancellation. For each share of Common Stock subject to such Option, the Optionholder will receive an amount (subject to applicable withholding tax) in cash equal to the Option Consideration.

     Jeffrey S. Silverman, Chairman and Chief Executive Officer and a Director of the Company, is expected to enter into an Option Release Agreement with respect to the 100,000 shares of Unvested Stock held by him, as well as with respect to all Options held by him. Pursuant to certain of the outstanding Options held by Mr. Silverman (with respect to 600,000 shares of Common Stock), the number of shares subject to such Options doubles upon a "change of control," and Mr. Silverman will be entitled to receive the Option Consideration with respect to such additional shares. For each share of Unvested Stock, Mr. Silverman will receive cash in the amount of the per share Unvested Stock Consideration. The aggregate amount of Option Consideration and Unvested Stock Consideration to be received by Mr. Silverman in connection with the

Option Release Agreement he is expected to enter into would be $22,070,875. However, by reason of the Stockholders Agreement, $1,854,844 of such amount will be paid to Atrium. See "-- Agreement with Atrium -- Stockholders Agreement."

     Dana R. Snyder, President and Chief Operating Officer and a Director of the Company is expected to enter into an Option Release Agreement with respect to the Options held by him. The aggregate amount of Option Consideration to be received by Mr. Snyder in connection with the Option Release Agreement he is expected to enter into would be $3,625,526. However, by reason of the Stockholders Agreement, $515,723 of such amount will be paid to Atrium. See
"-- Agreement with Atrium -- Stockholders Agreement."

     Pursuant to certain of the outstanding Options held by Herbert P. Dooskin, Executive Vice President and a Director of the Company (with respect to 150,000 shares of Common Stock), the number of shares subject to such Options doubles upon a "change of control," and Mr. Dooskin will be entitled to receive the Option Consideration with respect to such additional Option Shares. The aggregate amount of Option Consideration to be received by Mr. Dooskin in connection with the Option Release Agreement he is expected to enter into would be $3,982,625. However, by reason of the Stockholders Agreement, $291,563 of such amount will be paid to Atrium. See "-- Agreement with Atrium -- Stockholders Agreement."

     Messrs. Joseph M. Goldenberg, Albert Hersh, William Lilley III and Elihu H. Modlin are Directors of the Company, and hold Options for 52,200, 26,700, 17,700 and 36,450 shares, respectively. Each of such Directors is expected to enter into an Option Release Agreement prior to the Closing Date. The aggregate amount of Option Consideration to be received by such Directors is $392,700 for Mr. Goldenberg, $171,575 for Mr. Hersh, $89,450 for Mr. Lilley and $261,763 for Mr. Modlin. In addition, Charles M. Modlin, son of Elihu H. Modlin and Secretary of the Company, holds Options for 17,500 shares. He is expected to enter into an Option Release Agreement prior to the Closing Date, pursuant to which he will receive Option Consideration in an aggregate amount of $89,375.

     Messrs. Donald Kruse and Michael Vagedes are, respectively, Chairman of Sagebrush Sales, Inc., and President of Richwood Building Products, Inc., each of which is a wholly owned subsidiary of the Company. Messrs. Kruse and Vagedes hold Options for 40,000 and 9,000 shares, respectively. Each of such persons is expected to enter into an Option Release Agreement prior to the Closing Date. The aggregate amount of Option Consideration to be received by such persons is $259,375 for Mr. Kruse and $61,188 for Mr. Vagedes.

     Messrs. J. Adam Lipsitz and Paul H. Bogutsky are Vice President, Corporate Development and Vice President, Treasurer, respectively, of the Company. Messrs. Lipsitz and Bogutsky hold Options for 38,500 and 85,013 shares, respectively. The aggregate amount of Option Consideration to be received by such persons is $196,938 and $523,508, respectively. In addition, upon a "change of control," the grants of Options to Mr. Lipsitz (40,000 shares) and Mr. Bogutsky (30,000 shares) will be accelerated pursuant to their respective employment agreements (see "-- Other Agreements -- Certain Employment Agreements").

NON-COMPETE AND TERMINATION AGREEMENT

     Concurrently with the execution and delivery of the Merger Agreement, Jeffrey S. Silverman entered into a Non-Compete and Termination Agreement with Nortek and the Company (the "Non-Compete and Termination Agreement"). Pursuant to the Non-Compete and Termination Agreement, as of the consummation of the Offer, Mr. Silverman will resign as an officer and director of the Company and each of its subsidiaries, and his employment agreement with the Company will be terminated in full. The terms of the employment agreement, which has a current term through April 30, 2007, are summarized in the Proxy Statement filed as
Exhibit 2 to this Schedule, the relevant portions of which are incorporated herein by reference. As liquidated damages for the termination of Mr. Silverman's employment agreement, the Company will make a payment to Mr. Silverman in the amount of $22,592,150, reduced by any amounts advanced (except for certain amounts specified in the Non-Compete and Termination Agreement) to Mr. Silverman as bonus for 1997 under the terms of his employment agreement with the Company prior to such termination.

     Pursuant to the Non-Compete and Termination Agreement, effective as of the termination of Mr. Silverman's employment agreement, the Company will also forgive certain indebtedness of Mr. Silverman to the Company of an aggregate principal amount of $17,407,850 plus accrued interest, if any, a portion of which shall represent liquidated damages for the termination of Mr. Silverman's employment agreement and the remainder of which shall be in consideration of Mr. Silverman's noncompetition agreement.

     In the Non-Compete and Termination Agreement, Mr. Silverman has agreed, for a period of two years from the consummation of the Offer, to not, among other things, directly or indirectly compete with the Company or its subsidiaries in the United States, engage in certain activities that may interfere with the operations of the Company or its subsidiaries or aid competitors of the Company.

     In the Non-Compete and Termination Agreement, Mr. Silverman has agreed to release and discharge the Company and its subsidiaries from all claims and damages, including those related to his employment with, and membership on the Boards of Directors for, the Company and its subsidiaries and resignations therefrom, his employment agreement, and all other acts or omissions related to any matter at any time prior to and including the date of termination of his employment agreement; except that such release does not include, among other things, Mr. Silverman's entitlement to certain statutory rights to continued group medical coverage and vested accrued benefits in certain of the Company's qualified employee benefit plans and rights of indemnification.

     In addition, in the event that the Company gives Nortek notice of an Acquisition Proposal (as defined in the Merger Agreement) that would permit the Company to terminate the Merger Agreement as provided therein, the Company and Mr. Silverman, pursuant to the Non-Compete and Termination Agreement, will extend to Nortek, in connection with any adjustments in the terms and conditions of the Merger Agreement that Nortek may propose in response to such Acquisition Proposal, an opportunity to enter into any agreements or arrangements with respect to Mr. Silverman as may be specified in such notice on terms and conditions no less favorable to Nortek than those specified in such notice. The foregoing summary of the Non-Compete and Termination Agreement is qualified in its entirety by reference to the text of the Non-Compete and Termination Agreement, a copy of which is filed as Exhibit 7 to this Schedule and is incorporated herein by reference.

TERMINATION AND RELEASE AGREEMENT

     Contemporaneously with the execution and delivery of the Merger Agreement, Herbert P. Dooskin entered into a Termination and Release Agreement (the "Termination Agreement"). Pursuant to the Termination Agreement, as of the consummation of the Offer, Mr. Dooskin will resign as an officer and director of the Company and each of its subsidiaries, and his employment agreement with the Company will be terminated in full. In consideration of the termination of Mr. Dooskin's employment agreement, the Company will pay Mr. Dooskin a sum in the amount of $1,900,000. In addition, effective as of the termination of Mr. Dooskin's employment agreement, the Company will forgive certain indebtedness of Mr. Dooskin to the Company in an aggregate principal amount of $49,500.

     Pursuant to the Termination Agreement, Mr. Dooskin will release and discharge the Company and its subsidiaries from all claims and damages, including those related to his employment with, and membership on the Boards of Directors for the Company and its subsidiaries and resignations therefrom, his employment agreement, and all other acts or omissions related to any matter at any time prior to and including the date of termination of his employment agreement; provided, however, that such release shall not include, among other things, Mr. Dooskin's entitlement to certain statutory rights to continued group medical coverage and vested accrued benefits in certain of the Company's qualified employee benefit plans and rights of indemnification. The foregoing summary of the Termination and Release Agreement is qualified in its entirety by reference to the text of the Termination and Release Agreement, a copy of which is filed as Exhibit 8 to this Schedule and is incorporated herein by reference.

AGREEMENT WITH ATRIUM

Stockholders Agreement

     Contemporaneously with the execution of the Atrium Merger Agreement (see
Item 4(b) -- "Background and Reasons for the Recommendations"), Messrs. Jeffrey
S. Silverman, Dana R. Snyder and Herbert P. Dooskin (each, a "Relevant Stockholder") entered into a Stockholders Agreement with Atrium. Such agreement was amended and restated as of July 24, 1997, with Nortek and Offeror becoming parties thereto (as amended and restated, the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, each Relevant Stockholder has agreed to tender all Shares owned by him pursuant to the Offer, with 75% of the excess of the Offer Price over $18.75 per Share (the price per Share payable pursuant to the Atrium Merger Agreement) to be paid to Atrium and the remainder of the Offer Price to be paid to the Relevant Stockholder. Similarly, Atrium will be entitled to 75% of the excess of the Offer Price over $18.75 per Share with respect to the Unvested Stock owned by Mr. Silverman. Upon cancellation of the Options owned by the Relevant Stockholders (as described above under "-- Agreements with Nortek -- Option Release Agreements"), Atrium will be entitled to receive 75% of the excess of the Offer Price over $18.75, multiplied by the number of shares of Common Stock issuable pursuant to such Options (including the additional shares of Common Stock issuable by reason of a "change of control"), and the Relevant Stockholder will be entitled to receive the remainder of the Option Consideration. With respect to the Options held by Messrs. Silverman and Dooskin with an exercise price of $19.125 per share of Common Stock, however, Atrium shall be entitled to receive the entire amount of the Option Consideration. In addition, pursuant to the Stockholders Agreement, each Relevant Stockholder granted Atrium an irrevocable option to purchase (collectively, the "Purchase Options") all outstanding shares of Common Stock owned by him, together with all shares of Common Stock (including any additional shares that may be issuable as a result of a "change of control") owned by the Relevant Stockholder as a result of his exercise of any Options held by him (collectively, the "Option Shares") at a purchase price per share equal to $18.75, which may be exercised if the Offer is not consummated or under certain other circumstances. In the event that Atrium purchases the Option Shares pursuant to the Purchase Options and, within 180 days after the closing of such purchase, sells, transfers or disposes of any of the Option Shares in a transaction with an unaffiliated third party, Atrium Acquisition shall pay to each Relevant Stockholder his respective pro rata share of 25% of the net profit (as defined) realized by Atrium in connection with such disposition. In the Stockholders Agreement, Nortek and the Company have also agreed to release, as of the consummation of the Offer, all claims they may have with respect to the $12 million payment made by the Company in connection with the termination of the Atrium Agreement as described in Item 4(b). The foregoing summary of the Stockholders Agreement is qualified in its entirety by reference to the text of the Stockholders Agreement, a copy of which is filed as Exhibit 11 to this Schedule and is incorporated herein by reference.

OTHER AGREEMENTS

Certain Employment Agreements

     The terms of the employment agreements between the Company and Messrs. Silverman, Dooskin, Snyder, Kruse and Vagedes are summarized in the Proxy Statement filed as Exhibit 2 to this Schedule, the relevant portions of which are incorporated herein by reference. Under the employment agreement with Mr. Snyder, if Mr. Snyder resigns or his employment is terminated without cause following a "change in control" (as defined in such employment agreement), he would be entitled to continuation of his base salary, bonuses and certain fringe benefits through June 12, 1999, the termination date of such employment agreement. In addition, if he elects to be subject to a two-year non-compete agreement, he will be entitled to 50% of his base salary for the non-compete period.

     Messrs. J. Adam Lipsitz and Paul H. Bogutsky, Vice President, Corporate Development and Vice President, Treasurer, respectively, of the Company, have employment agreements with the Company providing for a rolling three-year term of employment unless earlier terminated by the executive or the Company. The initial base salaries for Mr. Lipsitz and Mr. Bogutsky are respectively set at $169,000 and $206,000 (increasing to $275,000 and $288,000 upon a "change of control" (as defined) or certain other events) with bonuses targeted at 50% and 40% of such base salary. Mr. Lipsitz is entitled to the grant of 40,000 stock options spread over 1997 and 1998 (or immediately upon a "change of control") and Mr. Bogutsky is entitled to a grant of 30,000 stock options spread over the two years following a relocation of the Company's headquarters (or immediately upon a "change of control") in each case at fair market value on the date of grant and subject to the executive's continued employment (and the approval of the Compensation Committee of the Board of Directors). In the event of a termination of employment by reason of "disability" (as defined in the employment agreements), Mr. Lipsitz and Mr. Bogutsky will each be entitled to receive 50% of his base salary for three years following such termination. In the event of a termination by reason of death, Mr. Lipsitz and Mr. Bogutsky will each be entitled to receive a pro rata bonus for the year of such termination. In the event of a termination of employment by the Company without "cause" or by the executive for "good reason" (each as defined), Mr. Lipsitz and Mr. Bogutsky will be entitled to receive his base salary and target bonus for three years following such termination as well as continued life, medical and dental insurance. If such a termination occurs prior to a "change in control", starting eighteen months after such termination, Mr. Lipsitz and Mr. Bogutsky will each be required to seek other employment and any amounts received from such employment will be offset against the amount due to him under his employment agreement. Mr. Lipsitz and Mr. Bogutsky will be subject to non-competition and non-solicitation covenants for three years following any termination of employment.

     The foregoing summaries of the employment agreements of Messrs. Bogutsky and Lipsitz are qualified in its entirety by reference to the respective texts of those employment agreements, copies of which are filed as Exhibits 12 and 13, respectively, to this Schedule and are incorporated herein by reference.

CHANGE IN CONTROL SEVERANCE PLANS

     On June 17, 1997, the Board of Directors adopted resolutions providing severance payments to certain management employees of the Company and its subsidiaries not having employment agreements, in the event of a "change in control" (as defined in such resolutions) of the Company prior to December 31, 1997. Pursuant to these resolutions, each eligible employee will receive a severance payment in the event that his employment is terminated involuntarily within two years after a change in control without "cause" (as defined in the resolutions) or if the employee resigns within two years after a change in control for "good reason" (as defined in the resolutions). Such severance payment will be a lump sum equal to the sum of (i) either one year's salary or the weeks of salary as set forth on a schedule to the resolutions, computed on the basis of age and years of service with the Company (depending on the position of the individual), (ii) any bonus earned but not paid for any year preceding the year of such termination or resignation, (iii) a pro rata bonus for the year of such termination or resignation and (iv) an additional bonus amount equal either to one year's bonus or equal to bonus payments for the same number of weeks as the weeks of salary which such employee will receive (depending on the position of the individual). Certain of such management employees would be entitled to certain similar benefits in the event of a termination of employment as a result of a relocation of the Company's headquarters outside of the New York City metropolitan area prior to December 31, 1997. The foregoing summary of these severance plans is qualified in its entirety by reference to the text of the resolutions, copies of which are filed as Exhibit 14 to this Schedule and are incorporated herein by reference.

INDEMNIFICATION AGREEMENTS

     The Company has entered into indemnification agreements with all of its directors. The indemnification agreements generally provide (i) for the prompt indemnification to the fullest extent permitted by law against (a) any and all expenses (including attorneys' fees) and all other costs paid or incurred in connection with investigating, preparing to defend, defending or otherwise participating in any threatened, pending or completed action, suit or proceeding related to the fact that such indemnitee is or was a director, officer, employee, agent or fiduciary of the Company or is or was serving at the Company's request as a director, officer, employee, agent or fiduciary of the Company or is or was serving at the Company's request as a director, officer, employee, agent or fiduciary of another entity, or by reason of anything done or not done by such indemnitee in any such capacity and (b) any and all judgments, fines, penalties and amounts paid in settlement of any claim, unless the "Reviewing Party" (defined as one or more members of the Board or appointee(s) of the Board who are not parties to the particular claim, or independent legal counsel) determines that such indemnification is not permitted under applicable law and (ii) for the prompt advancement of expenses to an indemnitee as well as the reimbursement by such indemnitee of such advancement to the Company if the Reviewing Party determines that the indemnitee is not entitled to such indemnification under applicable law. In addition, the indemnification agreements provide (i) a mechanism through which an indemnitee may seek court relief in the event the Reviewing Party determines that the indemnitee would not be permitted to be indemnified under applicable law (and would therefore not be entitled to indemnification or expense advancement under the indemnification agreement) and (ii) indemnification against all expenses (including attorneys'
fees), and the advancement thereof, if requested, incurred by the indemnitee in any action brought by the indemnitee to enforce an indemnity claim or to collect an advancement of expenses or to recover under a directors' and officers' liability insurance policy, regardless of whether such action is ultimately successful or not. Furthermore, the indemnification agreements provide that after there has been a "change in control" in the Company (as defined in the indemnification agreements), then, with respect to all determinations regarding rights to indemnification and the advancement of expenses, the Company will seek legal advice as to the right of the indemnitee to indemnification under applicable law only from independent legal counsel selected by the Company and approved by the indemnitee. The indemnification agreements with certain members of the Board provide for the establishment of a trust by the Company under certain circumstances to assure the funding of amounts payable to the indemnitee. The relevant directors have waived their rights to require the establishment of any such trust.

     Indemnitees' rights under the indemnification agreements are not exclusive of any other rights they may have under Delaware law, the Company's Certificate of Incorporation, its By-laws or otherwise. The foregoing summary of the indemnification agreements is qualified in its entirety by reference to the text of the form of indemnification agreement, a copy of which is filed as Exhibit 9 to this Schedule and is incorporated herein by reference.

     The Merger Agreement provides that the Company will honor such indemnification agreements following the Merger Agreement. See "Agreements with Nortek -- The Merger Agreement -- Indemnification and Insurance."

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a)  Recommendation.

     THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD" OR THE "COMPANY BOARD"), BY THE UNANIMOUS VOTE OF ALL DIRECTORS PRESENT, HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY. THE BOARD RECOMMENDS THAT ALL HOLDERS OF COMMON STOCK ACCEPT THE OFFER AND TENDER ALL THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER. The Board's determination and recommendation were made at the Board's July 23, 1997 meeting at which all the Company's directors (other than Dana R. Snyder) were present in person or by conference telephone. Mr. Snyder, President and Chief Operating Officer of the Company, did not participate in any meetings of the Board on or after June 17, 1997, at which the proposed acquisition of the Company by Nortek or Atrium was discussed, on the advice of counsel to the Company in view of Mr. Snyder's potential conflict of interest in light of his understanding with Atrium that he would become Chief Executive Officer of, and have equity in, Atrium following an acquisition of the Company by Atrium.

     The Board's recommendation is based in part on the oral opinion delivered by Furman Selz LLC ("Furman Selz"), financial advisor to the Company, on July 23, 1997, that, as of such date, the consideration to be received by the stockholders of the Company in the Offer and the Merger was fair from a financial point of view to the stockholders of the Company. Furman Selz subsequently confirmed its opinion in a written opinion dated July 23, 1997 following the Board meeting. The full text of such opinion, which sets forth the assumptions made, the matters considered and the limitations on the review undertaken by Furman Selz, is attached as Annex I (and filed as Exhibit 10) to this Schedule and is incorporated herein by reference.

     A copy of the letter to the Company's stockholders communicating the Board's recommendation is filed as Exhibit 3 to this Schedule and is incorporated herein by reference.

     (b) Background and Reasons for the Recommendation.

     On August 2, 1995, the Company announced that it had retained an investment banking firm (the "1995 Investment Banking Firm"), to explore various strategic alternatives to accelerate the maximization of value for the Company's stockholders, including the possible sale of the Company. During the next seven months, the 1995 Investment Banking Firm contacted, or was contacted by, a total of approximately 100 parties about their potential interest in an acquisition of the Company. More than 30 of such parties executed confidentiality agreements, which agreements, among other things, included standstill provisions prohibiting such parties from acquiring or offering to acquire the Company or its subsidiaries for a specified period (generally two years), and were furnished with a limited amount of non-public information.

     In February, 1996, a non-binding indication of interest for an acquisition of the Company at $17.00 per share was received, which was the only proposal received. At a meeting of the Board in early March 1996, the Board determined not to pursue discussions with respect to such proposal and discussed the possibility of terminating efforts to explore the sale of the Company. However, the day before such Board meeting, the Company was advised by the 1995 Investment Banking Firm that Nortek, which had originally been contacted by the 1995 Investment Banking Firm in September 1995 (and which had at that time executed the

Confidentiality Agreement), had expressed an interest in exploring a possible merger with the Company. In view of Nortek's expressed interest, at its March 1996 meeting, the Board took no action to terminate the exploration of a possible sale.

     Over the next several months, Richard L. Bready, Nortek's chief executive officer, and other representatives of Nortek held a number of meetings with Messrs. Silverman and Snyder and other representatives of the Company to discuss a possible stock-for-stock merger. These meetings did not result in any specific proposal being made by Nortek to the Company. Although Nortek never specifically terminated discussions, in view of the lack of progress, on July 16, 1996, the Board determined that stockholder value could best be maximized through internal growth and without the sale of the Company. Consequently, the Company made an announcement to that effect and terminated the engagement of the 1995 Investment Banking Firm.

     During the period from October, 1996 through January, 1997, Messrs. Silverman and Snyder discussed the possibility of a variety of possible transactions, including a recapitalization of the Company, pursuant to which, among other things, Mr. Silverman's employment agreement would have been terminated in consideration of certain payments and Mr. Snyder would have become Chief Executive Officer of the Company, but decided not to pursue any such transactions at that time.

     In March, 1997, during a conversation between Mr. Silverman and an executive of another investment banking firm there was a discussion of a possible leveraged buyout of the Company with a view toward substantially increasing shareholder value, with Messrs. Silverman and Snyder having an equity position in the acquiring entity but Mr. Silverman selling most of his equity interest in the Company as part of such a transaction. Subsequently, Mr. Silverman engaged such other investment banking firm to assist him in exploring such a transaction and to identify one or more potential financial partners to join with Mr. Silverman if he decided to pursue such a transaction involving the Company.

     In consultation with Messrs. Silverman and Snyder, beginning in April, 1997, such investment banking firm contacted six leveraged buyout firms (including firms as to which there had been previous discussions with Company officers) that such investment banking firm believed might be interested in a leveraged buyout of the Company. Each of such leveraged buyout firms entered into confidentiality agreements (which agreements contained "standstill" provisions prohibiting for two years any acquisition of, or offer to acquire, the Company, except with the prior approval of Mr. Silverman or the prior approval of the Company's Board of Directors), pursuant to which such firms were furnished certain limited non-public information. Such leveraged buyout firms were invited to indicate a preliminary price range at which they might be interested in joining with Messrs. Silverman and Snyder in proposing such an acquisition transaction. As Mr. Silverman did not wish to become chief executive officer of a privately-held company and believed that Mr. Snyder would want to serve as chief executive officer, each of such firms were advised to assume that Mr. Silverman's employment agreement would be terminated as part of any such transaction and, in analyzing such transaction, to assume also that Mr. Silverman would receive a total of $25 million in connection with such termination and $2 million per year for five years in consideration of certain non-competition agreements entered into by Mr. Silverman, and that the Company would forgive all of Mr. Silverman's indebtedness to the Company.

     In response to such inquiries, during May 1997, Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse") and two other leveraged buyout firms (the "Second LBO Firm" and the "Third LBO Firm" and, together, the "Other LBO Firms") expressed interest in such a transaction. Hicks Muse expressed interest in such a transaction at a price of $17 to $19 per share of Common Stock. The Second LBO Firm expressed interest in a transaction at a price range of $18 to $20 per share of Common Stock and the Third LBO Firm expressed interest in a transaction at a price of $18 per share of Common Stock. The investment banking firm advising Mr. Silverman expressed the view that any of the three leveraged buyout firms would proceed with diligence only on an exclusive basis. After considering such expressions of interest, the track record of the three interested parties, potential business synergies that Hicks Muse (through its affiliate, Atrium) and the Second LBO Firm might have with the Company, and the status of other transactions on which the Second LBO Firm was working at that time which might have led to delays with respect to an acquisition of the Company, Messrs. Silverman and Snyder, in consultation with such investment banking firm, concluded that further discussions with, and detailed diligence by, Hicks Muse would be more likely to lead promptly to a transaction than would discussions with the Other LBO Firms, and determined to pursue such discussions with Hicks Muse.

     Meanwhile, during late 1996 and the first half of 1997, Messrs. Silverman and Snyder had met informally on several occasions with Richard L. Bready, the chief executive of Nortek, as well as with the investment banking executive who had previously represented the Company at the 1995 Investment Banking Firm and was, by early 1997, employed by Wasserstein Perella & Co., Inc. ("Wasserstein Perella"), which firm was subsequently retained by Nortek as its financial advisor, on which occasions Nortek indicated a general interest in resuming discussions concerning an acquisition of the Company. During these meetings, the participants discussed potential acquisition terms, the diligence process, and the role of Messrs. Silverman and Snyder following such an acquisition, including the treatment of Mr. Silverman's employment agreement in connection therewith. During such a meeting on May 6, 1997, Nortek indicated interest in a possible acquisition of the Company at a price of $17 per share of Common Stock, payable in a combination of cash and Nortek common stock. However, none of these contacts resulted in any negotiations or offers relating to any such transaction.

     Beginning in early May 1997, representatives of Hicks Muse and Atrium (together, "Hicks Muse/Atrium") held discussions with Messrs. Silverman and Snyder, and conducted limited diligence with respect to the Company and visited several of the Company's operating locations. During May 1997, Hicks Muse/Atrium indicated that, subject to completion of diligence and negotiation and execution of definitive agreements (including agreements pursuant to which Mr. Silverman would receive a payment of $30 million in consideration of the termination of his employment agreement and in consideration of certain non-competition agreements and pursuant to which Mr. Silverman's indebtedness to the Company would be forgiven, and provisions in the merger agreement for the Company to pay a $15 million "breakup" fee to Hicks Muse/Atrium if the transaction was not consummated under certain circumstances), and arrangements for Mr. Snyder to become chief executive officer and for Mr. Snyder and Mr. Silverman to maintain an equity interest in the Company or Atrium, it expected that Atrium would be prepared to acquire the Company at a price of $18 per share of Common Stock. Subsequently, Mr. Silverman advised Hicks Muse that, in order to eliminate the conflict of interest created by his retention of such an equity interest in the Company or Atrium, he would be willing to not retain any such equity interest, but to sell his shares of Common Stock and surrender his Options on the same terms as other stockholders and Optionholders, and Hicks Muse/Atrium so agreed.

     In mid-May, 1997, in a meeting between Messrs. Silverman and Bready and Wasserstein Perella, Mr. Bready expressed interest in an acquisition of the Company by Nortek at a price of $18 per share of Common Stock, payable in a combination of cash and Nortek common stock. As part of such indication of interest, Nortek indicated that in connection with such an acquisition it contemplated that Mr. Silverman's employment agreement would be terminated and he would receive approximately $20 million for such termination and for a consulting agreement, and that Mr. Silverman's indebtedness to the Company would be forgiven.

     In late May and early June there were further discussions between the Company and its representatives and Nortek and its representatives. Nortek was advised that a leveraged buyout firm (i.e., Hicks Muse, although its name was not disclosed) was exploring with certain members of Company management a potential acquisition of the Company, and Nortek was encouraged to move quickly.

     On June 6, 1997, counsel for Hicks Muse/Atrium furnished counsel for the Company with a draft of a merger agreement (the "Atrium Merger Agreement"). Also on June 6, 1997, Hicks Muse/Atrium requested, as a condition to its further exploration of a possible transaction, that the Company enter into a "no shop" agreement that would give Hicks Muse/Atrium exclusivity and would prohibit the Company, until June 27, 1997, from soliciting other acquisition proposals or, with certain exceptions, from holding discussions with any other party with respect to a possible acquisition of the Company, and would require the Company to reimburse Hicks Muse/Atrium and its affiliates for all their expenses theretofore or thereafter incurred.

     Shortly thereafter, Nortek requested a period of exclusivity, expressing concern that it would otherwise be at a competitive disadvantage compared with a firm cooperating with Mr. Snyder and other members of Company management. Nortek was advised that the Company was not prepared to give any party an exclusivity period, but that if the Company were to be sold the goal would be to obtain the highest price, and that Nortek needed to move quickly in view of the more advanced state of discussions with, and diligence by, the leveraged buyout firm (Hicks Muse). Counsel for the Company furnished Nortek a form of confidentiality agreement with the same two year "standstill" provision as the provision contained in the confidentiality agreement executed by Hicks Muse. (At that point, neither the Company nor Nortek had been able to locate the existing Confidentiality Agreement entered into in September 1995, and thus neither party knew if that agreement remained in effect.) On June 9, 1997 counsel for the Company urged Nortek's counsel to arrange for Nortek to execute such confidentiality agreement and commence diligence on June 11, and counsel for Nortek stated that he expected that Nortek would commence diligence on June 12.

     At a meeting of the Company's Board of Directors on June 10, 1997 (with all directors present), Mr. Silverman summarized the foregoing background and the status of negotiations with both parties. The Board, after consulting with counsel, decided to continue discussions with both Hicks Muse/Atrium and Nortek and to seek to have Nortek accelerate its consideration of a transaction in a manner that would not be likely to jeopardize the possibility of a transaction with Hicks Muse/Atrium. The Board also requested that Mr. Silverman and Mr. William Lilley III (a non-management director) and counsel meet with two investment banking firms identified by Mr. Silverman (one of which was Furman
Selz) and, if they believed appropriate, other investment banking firms, and that Mr. Lilley make a recommendation to the Board as to the selection of a firm to advise the Board. The Board also authorized execution of an agreement with Hicks Muse/Atrium pursuant to which (i) the Company would not, prior to June 27, 1997, solicit third party bids, but would be free to negotiate with (and furnish information to) any party with which the Company was then in discussions (i.e., Nortek) or any other party whose interest was unsolicited, and (ii) the Company would be obligated under certain circumstances to reimburse Hicks Muse/Atrium for up to $250,000 of its expenses incurred on or after June 9, 1997. Such an agreement was executed on June 20, 1997, and, pursuant to its terms, terminated upon execution of the Atrium Merger Agreement.

     On June 11, Messrs. Silverman and Lilley, together with counsel, met with representatives of Furman Selz and representatives of another investment banking firm. At a telephonic meeting later that day, the Board authorized the retention of Furman Selz as the Company's financial advisor as recommended by Mr. Lilley.

     On June 11, Nortek informed the Company that it was not prepared to execute the requested new confidentiality agreement in view of the two year "standstill" provision contained therein that would prohibit any acquisition or any proposal without prior Board approval, and thus that it would not commence diligence at that time.

     During the weeks of June 9 and June 16 Hicks Muse/Atrium conducted further detailed diligence and respective counsel for Hicks Muse/Atrium and the Company held negotiations with respect to the Atrium Merger Agreement. At the same time, negotiations took place with respect to the terms of the Stockholders Agreement to be entered into with Messrs. Silverman, Snyder and Dooskin (see Item
3(b) -- "Agreement with Atrium -- Stockholders Agreement"), the non-compete and termination agreement to be entered into between Atrium and Mr. Silverman (the "Atrium Non-Compete and Termination Agreement"), and the termination and release agreement to be entered into between Atrium and Mr. Dooskin (the "Atrium Termination and Release Agreement").

     On June 16, Mr. Bready informed Mr. Silverman that Nortek would be prepared to offer $20 per share of Common Stock in cash to acquire the Company, subject to limited due diligence, negotiation of definitive agreements, and termination of Mr. Silverman's employment on substantially the same terms as had previously been discussed between Nortek and Mr. Silverman (as described above). Mr. Bready also stated that Nortek would be prepared to execute the proposed new confidentiality agreement if the standstill period were reduced from two years to one year, and if the scope of the standstill provision were narrowed so as not to prohibit offers or proposals to the Company or its stockholders without the Company Board's prior approval (although an actual acquisition by Nortek would be subject to Board approval).

     At a meeting of the Company Board on June 17, 1997, the Board was updated on the status of discussions with Hicks Muse/Atrium and Nortek. (In view of Mr. Snyder's potential conflict of interest in connection with the Atrium Merger Agreement, by reason of his understanding with Hicks Muse/Atrium that he would become Chief Executive Officer of, and have equity in, Atrium after the Atrium Transaction, on the advice of the Company's counsel, Mr. Snyder did not attend the June 17 Board meeting or any of the subsequent Board meetings described below.) In particular, the Board was advised that Hicks Muse/Atrium had indicated its expectation that Atrium would be in a position to execute definitive agreements by June 20 or 21 and would want to execute such agreements at that time. The Board was also advised of Nortek's oral acquisition proposal of $20 per share of Common Stock, the conditions to that proposal, and Nortek's proposed changes to the new proposed confidentiality agreement. The Board was informed that the Company had located a copy of the September 1995 Confidentiality Agreement with Nortek and that such Confidentiality Agreement's standstill provisions remained in effect (and thus prohibited an offer or proposal by Nortek without the Company Board's prior approval) through September 1997.

     The Board determined to attempt to obtain a one year extension of the Confidentiality Agreement but, whether or not such agreement was extended, to permit Nortek to conduct diligence. The Board also requested that Nortek be encouraged to move quickly, and expressed concern that a delay in reaching agreement with Hicks Muse/Atrium due to extended discussions with Nortek might cause Hicks Muse/Atrium to withdraw. The Board also acknowledged the possibility, however, that such discussions (and Nortek's interest more generally) might help the Company obtain a higher price per share of Common Stock from Hicks Muse/Atrium. At that meeting the Board also approved certain employment agreements and change of control arrangements for certain non-director officers and other management employees. (See Item 3, "Other Agreements" above.)

     Also on June 17, Nortek delivered a letter addressed to the Company Board confirming the terms and conditions of the $20 per share of Common Stock proposal made orally on the previous day and discussed at the Board meeting earlier that day. The June 17 letter indicated that Nortek's proposal was subject to the completion of limited due diligence, which Nortek believed could be completed by July 3, and approval by Nortek's Board of Directors. The letter was accompanied by a draft of an acquisition agreement. Later on June 17, after being advised of the continuing effectiveness of the Confidentiality Agreement, Nortek agreed to extend such Confidentiality Agreement's standstill provisions for one year. Nortek commenced its due diligence the next day and executed such an extension of the standstill provisions. Such extension specified that by considering Nortek's June 17 proposal, the Company was not waiving the standstill provisions, and specified that any future proposal (or amended or revised proposal) would be subject to such provisions.

     At a June 20, 1997 Board meeting, Mr. Silverman reported that he had been advised that Nortek would probably not be in a position to enter into a definitive acquisition agreement until June 27, although it might be able to move faster. The Board also discussed the principal issues then open with respect to the proposed Atrium Merger Agreement. Mr. Silverman also reported that Hicks Muse/Atrium had stated that it would not be prepared to increase its proposed merger price above $18 per share of Common Stock.

     At the June 20 Board meeting, Furman Selz made a preliminary presentation to the Board, and indicated that it expected to be prepared to opine that the proposed $18 per share merger price to be paid pursuant to the proposed Atrium Merger Agreement was fair, from a financial point of view, to the Company's stockholders. Furman Selz also made a preliminary presentation to the Board (with Mr. Silverman not in attendance) with respect to the estimated present value of the consideration that would be payable over the remaining term of Mr. Silverman's existing employment agreement. The Board noted that the $30 million in cash that Mr. Silverman would receive plus the approximately $17 million of Mr. Silverman's indebtedness that would be forgiven, pursuant to the proposed Atrium Non-Compete and Termination Agreement, would be less than the estimated present value of the consideration payable to Mr. Silverman over the remaining term of his employment agreement as calculated by Furman Selz (after making certain assumptions, including assumptions based in part on information provided by the Company with respect to the interpretation of the employment agreement). The Board determined to ask Mr. Silverman to agree to reduce the amount he would be entitled to receive under the proposed Atrium Non-Compete and Termination Agreement, and to have Furman Selz attempt to negotiate (i) a higher per share merger price with Hicks Muse/Atrium (a portion of which would effectively be paid for by the reduced amount to be received by Mr. Silverman in connection with termination of his employment agreement), (ii) a lower "break-up" fee and a lower cap on expense reimbursement than the $10 million termination fee and the $5 million expense cap then being requested by Hicks Muse/Atrium, and (iii) to have Atrium or another creditworthy entity be obligated to perform under the Atrium Merger Agreement (instead of having agreements solely with "shell" companies that were subsidiaries of Atrium, it being Hicks Muse's usual policy to utilize only "shell" companies as parties to acquisition agreements). Following discussions with certain of the non-management directors and with Furman Selz, Mr. Silverman agreed to reduce by $7 million the aggregate amount he would receive from Atrium under the Atrium Non-Compete and Termination Agreement in connection with the termination of Mr. Silverman's existing employment agreement if such reduction would result in improved terms for the stockholders of the Company.

     Between Friday, June 20 and Sunday, June 22, Furman Selz held numerous conversations with Hicks Muse/Atrium as a result of which Hicks Muse/Atrium agreed to raise the proposed Merger price to $18.75 per share of Common Stock, to reduce its termination fee to $9.5 million and reduce the cap on the Company's obligation to reimburse its expenses to $2.5 million, and to cause Atrium Corporation to guaranty $5 million of the obligations by its shell company subsidiaries under the Atrium Merger Agreement. Furman Selz informed the Company Board on June 23, 1997 that, based on its discussions with Hicks Muse, it did not believe Hicks Muse/Atrium would further improve its offer in any of these respects.

     Also on Friday, June 20, the Company made arrangements for Nortek to visit several of the Company's principal operating sites on June 23 and 24 as requested by Nortek. In view, however, of the progress of negotiations with Hicks Muse/Atrium, on Saturday, June 21, Mr. Silverman urged Mr. Bready to come, with Nortek's advisors, to New York on Sunday, June 22 to meet and negotiate a potential transaction, and to make all the site visits on June 23. On June 22, Mr. Bready declined the proposal to meet that day but agreed to accelerate the schedule of site visits. Later on June 22, counsel for the Company furnished counsel for Nortek proposed revisions to the draft acquisition agreement previously provided by Nortek.

     At a Board meeting commencing late in the afternoon of June 23, the Board was advised of the foregoing developments, and was advised that Hicks Muse/Atrium desired and expected to execute the Atrium Merger Agreement before the stock market opened the next morning. At that meeting, Furman Selz advised the Board that it would be prepared to render its opinion that the proposed $18.75 per share of Common Stock merger consideration under the Atrium Merger Agreement was fair, from a financial point of view, to the Company's stockholders. Furman Selz also made an updated presentation confirming its computation of the estimated present value of the consideration Mr. Silverman would be entitled to receive over the remaining term of his existing employment agreement.

     The Board discussed the proposed $20 per share price from Nortek and noted that, in addition to being at a higher price than the proposed merger consideration under the Atrium Merger Agreement, certain of the other terms then proposed by Nortek (including the absence of a financing or funding condition, the plan to consummate the acquisition through a tender offer, which would be faster than the one-step merger contemplated by the Atrium Merger Agreement, and the existence of a financially substantive entity (rather than a "shell") as the counterparty), were superior to the proposed Atrium merger terms. Accordingly, the Company Board believed that it would be in the best interests of stockholders if a binding agreement with Nortek could be entered into. However, the Board was concerned that a binding agreement with Nortek might not be obtained or that Nortek might lower its proposed price if Hicks Muse/Atrium withdrew its offer and Nortek learned of such withdrawal. The Board also discussed whether Hicks Muse/Atrium would withdraw its merger offer if the Board delayed approving the Atrium Merger Agreement while discussions continued with Nortek. The Board also discussed the circumstances under which Nortek could pursue an acquisition of the Company even if the Company entered into the Atrium Merger Agreement, including the Board's ability under the proposed Atrium Merger Agreement to terminate the Atrium Merger Agreement (after five days notice to Atrium) in order to accept a proposal from Nortek on payment to Atrium of the $9.5 million fee and the reimbursement of up to $2.5 million of expenses. Furman Selz advised the Board that, in its view, such amounts were not so large as to be likely to preclude a new proposal from Nortek, although they would likely affect the price of any such new proposal. Among other things, the Board considered that upon execution of the Atrium Merger Agreement, Nortek might withdraw entirely or might reduce its proposed price per share of Common Stock to reflect the amount of (or by more or less than the amount of) the cost per share of the $12 million potentially payable to Atrium as a breakup fee and as reimbursement of expenses under the proposed Atrium Merger Agreement. Counsel also summarized, and the Board discussed, the terms of the proposed Atrium Merger Agreement, the Stockholders Agreement, Atrium Non-Compete and Termination Agreement and the Atrium Termination and Release Agreement (together, the "Atrium Documents").

     After discussion, the Board determined to adjourn until 8:00 a.m. on June 24 before making a decision. Prior to adjourning, however, the Board also discussed, and adopted a resolution approving, a limited waiver of the "standstill" provisions contained in the amended Confidentiality Agreement with Nortek so that Nortek would be able to make one or more offers to the Company Board with respect to a potential acquisition by Nortek of all of the outstanding capital stock of the Company (both at that time and even after the Company entered into the Atrium Merger Agreement, if it did enter into the Atrium Merger Agreement). A letter containing such waiver was delivered to Nortek and its counsel that evening.

     Also, late that night, after Mr. Bready returned from his visit to Company sites and expressed to Mr. Silverman continuing interest in a transaction at a price of $20.00 per share of Common Stock or possibly higher. Mr. Silverman informed him that Hicks Muse/Atrium (which was not identified by name) was likely to be in a position to execute (and would likely insist that the Company execute) an agreement by 10:00 a.m. the next morning. Mr. Silverman told Mr. Bready that the Company Board would like to enter into a definitive agreement with Nortek, but if that were not possible by 10:00 a.m. the next morning, the Company Board might determine to approve an alternative transaction to avoid the risk of losing the opportunity of entering into either transaction. Accordingly, Mr. Silverman said that the Company was arranging to deliver to Nortek and its counsel proposed definitive agreements by 6:00 a.m. the next morning. Shortly after 6:00 a.m. on June 24, proposed agreements (including a proposed acquisition agreement containing further revisions to the draft previously furnished to the Company by Nortek, and agreements similar to the Stockholders Agreement, the Atrium Non-Compete and Termination Agreement (with the amounts to be received by Mr. Silverman the same as under such agreement) and the Atrium Termination and Release Agreement) and related schedules were delivered to Nortek's counsel and thereafter to Nortek.

     The Board reconvened at 8:00 a.m. on June 24. After being updated on the status of discussions with Hicks Muse/Atrium and Nortek, the Board recessed until 12:00 noon.

     Later in the morning of June 24 Nortek raised questions about certain information included in the draft schedules furnished to it that morning of which it indicated it had not previously been aware. At the reconvened 12:00 noon meeting, and at another reconvened meeting at 1:15 p.m., the Board was updated on developments and recessed.

     The Board reconvened again at 2:15 p.m. and counsel advised that the Atrium Documents had been finalized. Mr. Silverman advised the Board that Mr. Bready had indicated to him orally that Nortek might be prepared to pay up to $21 per share of Common Stock and expected to be in a position to execute definitive agreements if they had until 9:00 p.m. the following night. Mr. Silverman reported that he had explained that the Board would not be able to wait until the next day without risking the loss of an alternative transaction that was attractive, although less attractive than a possible $21 per share offer from Nortek would be. He indicated that the Board was reluctant to risk having the Atrium offer be withdrawn and again urged Nortek to execute definitive agreements. He also suggested the alternative possibility of Nortek making a significant non-refundable cash deposit to reduce the risk to the Company and its stockholders that Nortek would not make a binding offer. When Nortek indicated that the information it had received that morning raised questions concerning the amount of one-time expenses payable to certain non-director managers in connection with a change of control, Mr. Silverman suggested that, in view of the time constraints, Nortek should consider offering to execute a binding agreement at $20.50 per share of Common Stock (rather than waiting to determine if Nortek would be prepared to pay $21.00 per share) before 3:15 p.m. Before recessing again, the Board instructed Furman Selz to contact Wasserstein Perella and reiterate such proposal, which it did.

     At approximately 3:00 p.m. Mr. Silverman was advised by a senior Hicks Muse officer that he had become aware that the Company was in negotiations with another party and that he was instructing his colleagues and Hicks Muse/Atrium's counsel to terminate discussions with the Company and leave the offices of the Company's counsel (where the negotiations were taking place). Mr. Silverman assured the Hicks Muse officer that the Board was scheduled to reconvene at 3:30 p.m., and the Hicks Muse officer agreed to have his colleagues and counsel remain until 3:45 p.m., but stated that if definitive agreements were not executed by that time Hicks Muse/Atrium would terminate discussions. Shortly thereafter Hicks Muse/Atrium's counsel delivered the final Atrium Documents to Mr. Silverman and requested that they be executed by 3:45 p.m.

     The Board meeting reconvened at approximately 3:30 p.m. During the course of that meeting Furman Selz was advised by Wasserstein Perella, and informed the Board, that Nortek was sending a document to the Board by telecopy. What was received and read to the Board at approximately 3:30 p.m. was a letter from Nortek "confirming" that Nortek was prepared to acquire the Company at a price of not less than $20 per share of Common Stock subject to the conditions previously indicated and stating that Nortek expected its final proposal to be a merger price of $21 per share. The letter, stated that Nortek was "commit[ted] to completing our due diligence review, negotiating the various contracts and signing the acquisition agreements today, subject to approval by [Nortek's] board. Upon signing, a meeting of [Nortek's] board will be called to consider the proposal which will be recommended to the board by [Nortek's] chief executive officer."

     The Board discussed the letter, including the prices mentioned therein and the uncertainties with respect to Nortek's proposal, including that such proposal remained subject to due diligence, agreement on definitive documentation and approval by Nortek's board of directors. After such discussion and after receiving Furman Selz's oral opinion (subsequently confirmed in writing) that the consideration of $18.75 per share of Common Stock to be received by the Company's stockholders in a merger with Atrium (the "Atrium Transaction") was fair, from a financial point of view, to such stockholders, the Board, by the unanimous vote of all directors present (constituting the entire Board other than Mr. Snyder), approved the Atrium Transaction at approximately 3:45 p.m. The Atrium Documents were executed shortly thereafter.

     Later that evening, at approximately 6:20 p.m., a letter from Nortek was received by facsimile at the offices of the Company's counsel which stated that Nortek "hereby agree[s] to acquire all of the outstanding [shares of Common
Stock] for $20.25 per share. . . ." The letter stated further that "[t]his
Agreement is not subject to financing and will have the terms of the agreement attached as Exhibit A, subject only to approval of our board," although no form of agreement was attached to the letter. Subsequently on the night of June 24, at approximately 10:20 p.m., a copy of the proposed agreements sent by the Company and its counsel to Nortek and its counsel early that morning, marked to indicate a number of proposed changes, comments and questions, was received by facsimile at the offices of the Company's counsel.

     On the morning of June 25, 1997, the Atrium Transaction was announced, and counsel for Nortek confirmed to counsel for the Company that, in view of the Company's execution of the Atrium Merger Agreement, the proposals contained in the letters delivered by Nortek the prior evening without knowledge of that fact were no longer in effect.

     Later on June 25, 1997 the Company filed a Form 8-K with the Commission to which were attached the Atrium Documents.

     Early in the evening of July 14, 1997, the Company Board received a letter from Nortek informing the Board that Nortek would be prepared to offer $19.50 per share of Common Stock in cash to acquire the Company. The letter stated that the acquisition proposal was not subject to arranging financing. Enclosed with the proposal letter received by the Company were a draft of the Merger Agreement which contemplated a cash tender offer for all outstanding shares of Common Stock at $19.50 per share and forms of a Non-Compete and Termination Agreement and a Termination and Release Agreement to be entered into with Messrs. Silverman and Dooskin, respectively (together, the "Termination Agreements"). These draft agreements were substantially similar to the Atrium Documents, except for certain changes reflecting a tender offer structure.

     The letter said that Nortek's board of directors had approved the proposed agreements, and that the proposal was conditioned on the non-disclosure of Nortek's identity. The proposal stated that it would expire at the close of business on July 16, if by that time the Company had not confirmed to Nortek that the terms of its proposal had been accepted and notice had not been given to Atrium of the Company's intent to terminate the Atrium Merger Agreement.

     Early on July 15, the Board convened to discuss the Nortek proposal. The Board, with the advice of counsel, discussed the terms of the Nortek proposal and the relevant provisions of the Atrium Merger Agreement regarding the furnishing of information to and discussions with third parties in connection with acquisition proposals. In light of, among other things, the higher price of the Nortek proposal, the Company Board, after consultation with counsel, determined that it was advisable for the Board to furnish information to, and enter into discussions or negotiations with, Nortek in order for the Board to comply with its fiduciary duties to the stockholders of the Company under applicable law.

     Subsequently on July 15, the Company notified Atrium pursuant to the Atrium Merger Agreement of the acquisition proposal received from Nortek (without disclosing Nortek's identity) and of the Board's determination regarding the furnishing of information to, and the entering into discussions with, Nortek, and the Company publicly disclosed such action and the terms of the Nortek proposal (but not Nortek's name).

     Nortek conducted certain additional diligence with regard to the Company, and the Company and Nortek and their respective counsel began negotiating certain aspects of the definitive agreements that would be entered into in the event the Company were to accept Nortek's proposal.

     Late in the afternoon of July 18, Nortek formally made an offer to the Company (the "Nortek Offer") to enter into the Merger Agreement, the Stock Purchase Agreement and the Termination Agreements (together, the "Nortek Agreements") and delivered a copy of a financing commitment letter (which had been executed and placed in escrow, pending the execution by the parties of the Nortek Agreements). The Nortek Offer was irrevocable, subject to, inter alia, the termination by the Company of the Atrium Merger Agreement in accordance with its terms and the execution and delivery of the Nortek Agreements by the Company and Messrs. Silverman and Dooskin not later than 8:00 a.m. on July 24, 1997.

     At 5:00 p.m. on July 18, the Board convened to consider the Nortek Offer. The Board discussed the terms of the Nortek Offer and compared it to the terms of the Atrium Merger Agreement. In particular, the Board noted the higher price of the Nortek Offer and, although the Nortek Offer was also subject to the funding of a financing commitment, the portion of the offer that was subject to financing was smaller than the portion of the Atrium Transaction that was to be financed. In addition, the Board noted, that a transaction with Nortek presented the advantage of having a financially substantive entity (rather than a "shell") as the counterparty, that the acquisition was to be accomplished by means of a tender offer (which meant that stockholders would receive payment for their shares sooner than under the transaction structure contemplated by the Atrium Merger Agreement), and that Nortek would agree to purchase Common Stock in an amount needed to fund the "break-up fee" and expense reimbursement payable to Atrium in connection with the termination of the Atrium Merger Agreement. The Board also noted, that if the Board determined to give notice to Atrium of the Company's intention to terminate the Atrium Merger Agreement in accordance with such terms, such notice would be revocable, and would not commit the Company to terminate the Atrium Merger Agreement. The Board, after consultation with its independent legal counsel, determined that, in light of the Nortek Offer, it was advisable for the Board to give Atrium notice of the Company's intention to terminate the Atrium Merger Agreement in order for the Board to comply with its fiduciary duties to the stockholders of the Company under applicable law.

     Later on July 18, the Company transmitted to Atrium, pursuant to the Atrium Merger Agreement, a revocable notice of its intention to terminate the Atrium Merger Agreement at 12:01 a.m. on July 24, 1997 (or at such later time as the Board would determine), in order to be able to accept the Nortek Offer. In addition, the Company indicated in the notice that, pursuant to the Atrium Merger Agreement, through July 23 it would consider any adjustment in the terms and conditions of the Atrium Merger Agreement that Atrium may propose.

     On the evening of July 23, 1997, the Company was informed by Hicks Muse/Atrium that it was not willing to increase the consideration of $18.75 per share of Common Stock set forth in the Atrium Merger Agreement, and the Company Board approved, and early on July 24, 1997 the Company executed and delivered a notice terminating the Atrium Merger Agreement and paid Atrium the $9.5 million fee and $2.5 million of expenses. Also early on July 24, 1997, Nortek, the Company and the other parties thereto executed and delivered the Nortek Agreements, and the Company sold Nortek 640,000 shares of Common Stock pursuant to the Stock Purchase Agreement. Subsequently, the parties to the amended and restated Stockholders Agreement executed and delivered that agreement. (See Item 3(b) -- "Agreements with Nortek" and --"Agreement with Atrium" above.)

     (c)  Factors Considered by the Board.

     In determining to approve the Nortek Agreements and recommend to the Company's stockholders that they accept the Offer and tender their Common Stock pursuant thereto, the Board considered the background described above and a number of factors, including, without limitation, the following:

          (i) The familiarity of the Board with the Company's business, operations, financial conditions and prospects and the competitive environment for building products companies generally and the trend toward consolidation in the building products industry.

          (ii) The fact that the cash consideration per share to be received by the Company's stockholders in the Offer and the Merger is higher than the per share consideration that would have been received by the Company's stockholders in the proposed Atrium Transaction (as described in Item 4(b) above).

          (iii) The structuring of the transaction with Nortek as a tender offer to be followed by a merger would enable stockholders to receive their cash consideration sooner than they would pursuant to the one-step merger contemplated in the Atrium Transaction.

          (iv) The presentation of Furman Selz to the Board on June 24, 1997 in connection with the Atrium Transaction and oral opinion of Furman Selz rendered to the Board on July 23, 1997 (which opinion was subsequently confirmed by delivery of a written opinion dated July 23,
     1997) to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $19.50 per share cash consideration to be received by the Company's stockholders in the Offer and the Merger was fair, from a financial point of view, to such stockholders. The full text of the Furman Selz Opinion, which sets forth the assumptions made, the matters considered and limitations on the review undertaken by Furman Selz, is attached as Annex I (and filed as Exhibit 10) to this Schedule, and is incorporated herein by reference. The Furman Selz Opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received by the Company's stockholders in the Offer and the Merger and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender shares of Common Stock pursuant to the Offer. Holders of Common Stock are urged to read the Furman Selz Opinion in its entirety.

          (v) The Company's efforts from August 1995 through July 1996 to explore the possible sale of the Company and the fact that those efforts did not result in a sale transaction (see Item 4(b) -- "Background and Reasons for the Recommendation").

          (vi) The description by Messrs. Silverman and Snyder to the Board of the efforts in April and May 1997, to solicit leveraged buyout firms potentially to join with management in a proposal to effect an acquisition of the Company (see Item 4(b) -- "Background and Reasons for the Recommendation").

          (vii) The fact that subsequent to the June 25, 1997 announcement of the execution of the Atrium Merger Agreement and the July 15, 1997 announcement that another proposal had been received, no other person or entity made a proposal for the acquisition of the Company.

          (viii) The terms and conditions of the Merger Agreement , including
     (A) the provision permitting the Board under certain circumstances to furnish information to, and negotiate with, a third party making an unsolicited bona fide Acquisition Proposal (see Item 3(b) -- "The Merger Agreement -- No Solicitation"), (B) the provision permitting the Board under certain circumstances to terminate the Merger Agreement in order to accept an Acquisition Proposal from a third party on five days' prior notice to Nortek and upon paying Nortek a fee of $9.5 million and reimbursing Nortek and its affiliates for up to $2.5 million of their expenses, which amounts would not, in the Board's view after consulting with Furman Selz, preclude the possibility of such an Acquisition Proposal although it might deter some potential Acquisition Proposals and/or reduce the price per share of Common Stock payable by a Third Party in an Acquisition Proposal (see Item 3(b) -- "The Merger Agreement -- No Solicitation," "-- Termination," and "-- Termination Fees and Expenses" and
     Item 4(b) -- "Background and Reasons for the Recommendation"), (C) the fact that Nortek, a financially substantive entity (rather than a "shell" company), is a counterparty to the Merger Agreement, and (D) the conditions to the Offer and the Merger, including the condition relating to the availability of the required financing (see Item 3(b) -- "The Merger Agreement -- Conditions to the Offer").

          (ix) The terms and conditions of the financing commitment for the Offer and the Merger arranged by Nortek.

          (x) The terms and conditions of the Stock Purchase Agreement pursuant to which Nortek would purchase 640,000 shares of Common Stock for $12 million, which would provide the funds necessary to pay Atrium the fee, and reimburse it for its expenses, pursuant to the Atrium Merger Agreement.

          (xi) The Board's belief that the aggregate of the amounts to be paid to Mr. Silverman and the amount of indebtedness of Mr. Silverman to be forgiven by the Company pursuant to the Non-Compete and Termination Agreement were less than the estimated present value of the consideration, as calculated by Furman Selz, that would be payable by the Company to Mr. Silverman over the remaining term of his existing employment agreement, and the Board's resulting belief that the Non-Compete and Termination Agreement did not represent additional payments with respect to Mr. Silverman's shares of Common Stock and Options, and the fact that the amounts to be paid to Mr. Silverman, and the amount of indebtedness of Mr. Silverman to be forgiven, was the same as under the Atrium Agreements (see Item
     4(b) -- "Background and Reasons for the Recommendation").

     The foregoing discussion of the information and factors discussed by the Board of Directors is not meant to be exhaustive but includes all material factors considered by the Board. The Board did not quantify or attach any particular weight to the various factors that it considered in reaching its determination that the Offer and the Merger is in the best interest of the stockholders.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to an engagement letter dated June 20, 1997, as supplemented by a letter dated July 15, 1997 (the "Engagement Letter"), the Company has retained Furman Selz to render financial advisory and investment banking services to the Company in connection with a possible merger, consolidation, sale of stock or sale of substantially all the assets of the Company (a "Transaction"). For such financial advisory and investment banking services, the Company agreed to pay Furman Selz (i) $750,000 upon delivery of its opinion to the Board of Directors of the Company in connection with a Transaction (which fee became payable upon the delivery by Furman Selz of its opinion in connection with the Atrium Merger Agreement), plus (ii) $250,000 upon the consummation of a Transaction, plus
(iii) an additional fee of (x) $150,000, if the financial terms of the Transaction are such that the per share price to be received by stockholders of the Company is between $18.76 and $19.50, (y) $500,000, if the per share price to be received is between $19.51 and $19.99 or (z) $700,000, if the per share price to be received is $20.00 or more. In addition, the Company has agreed to reimburse Furman Selz for its reasonable out-of-pocket expenses (including reasonable legal fees and disbursements) and to indemnify Furman Selz against certain liabilities relating to or arising out of services performed by it as financial advisor to the Board of Directors of the Company in connection with a Transaction.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on their behalf concerning the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a)  Transactions in Securities.

     To the knowledge of the Company, with the exception of the issuance and sale of 640,000 shares of Common Stock to Nortek pursuant to the Stock Purchase Agreement, the granting of the Purchase Options by the Relevant Stockholders to Atrium pursuant to the Stockholders Agreement (see Item 3(b) -- "Agreements with Nortek -- Stock Purchase Agreement" and Item 3(b) -- "Agreements with Atrium -- Stockholders Agreement"), purchases of shares of Common Stock made in accordance with past practice pursuant to the Company's Employee Stock Purchase Plan on behalf of its participants and contributions in shares of Common Stock made to participants' accounts by the Company pursuant to the Ply Gem Industries, Inc. Group Profit-Sharing/401(k) Plan, no transactions in the Common Stock have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

     (b)  Intent to Tender.

     To the knowledge of the Company, all of its executive officers, directors, affiliates or subsidiaries currently intend to tender pursuant to the Offer all shares of Common Stock that are held of record or beneficially owned by such persons.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a)  Negotiations.

     Except as set forth in this Schedule, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b)  Transactions and Other Matters.

     Except as set forth in this Schedule, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     On June 25, 1997, Herbert Smilow and Adele Brody, purported stockholders of the Company, filed a complaint in Delaware Chancey Court against Herbert Dooskin, Joseph Goldenberg, Albert Hersh, William Lilley, III, Elihu Modlin, Dana Snyder, Jeffrey Silverman (collectively, the "Individual Defendants") and the Company (with the Individual Defendants, collectively the "Defendants"). The complaint purports to be brought on behalf of a class consisting (with certain exceptions) of all stockholders of the Company, and challenges as inadequate to such stockholders the consideration to be paid in connection with the proposed Atrium Transaction. The complaint alleges, among other things, that the proposed price is inadequate, and that the Individual Defendants breached their fiduciary duties in agreeing to it. The Defendants believe the complaint to be without merit.

     Effective July 29, 1997, Fleet Bank, N.A. was appointed as trustee to the trusts under the Ply Gem Group Pension Plan, Ply Gem Industries, Inc. Group Profit-Sharing/401(k) Plan, and the SNE Enterprises, Inc. 401(k) Plan (the "Trusts") with the power to vote the shares of Common Stock held by such Trusts in connection with any proposal of merger, consolidation or similar transaction and to decide whether to tender or exchange such shares in any tender or exchange offer (or otherwise to dispose of such shares during the pendency of any such tender or exchange offer).

     On July 17, 1997, the Board declared a regular quarterly dividend of $0.03 per share payable September 5, 1997 to record holders of Common Stock as of August 7, 1997 (the "Dividend Record Date"). Stockholders as of the Dividend Record Date will be entitled to receive such dividend even if they have tendered their Shares in the Offer prior to the Dividend Record Date.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                                         DESCRIPTION
-----------       --------------------------------------------------------------------------------
      1      --   Agreement and Plan of Merger, dated as of July 24, 1997, among the Company,
                  Nortek and the Offeror.
      2      --   The Company's Proxy Statement on Schedule 14A, filed on April 11, 1997.
      3      --   Letter to stockholders of the Company dated July 29, 1997.*
      4      --   Confidentiality Agreement, dated as of September 27, 1995, between the Company and Nortek, as amended and modified by letters dated June 18, 1997, June 23,
                  1997 and July 17, 1997.
      5      --   Stock Purchase Agreement, dated as of July 24, 1997, between Nortek and the
                  Company.
      6      --   Registration Rights Agreement, dated as of July 24, 1997, between Nortek and the
                  Company.
      7      --   Non-Compete and Termination Agreement, dated as of July 24, 1997, between
                  Nortek, the Company and Jeffrey S. Silverman, as amended on July 25, 1997.
      8      --   Termination and Release Agreement, dated as of July 24, 1997, between Nortek, the Company and Herbert P. Dooskin, as amended on July 25, 1997.
      9      --   Form of Indemnification Agreement between the Company and its directors.
     10      --   Opinion of Furman Selz LLC dated July 23, 1997.*
     11      --   First Amended and Restated Stockholders Agreement, dated as of July 24, 1997, among Atrium Acquisition Holdings Corp., Atrium/PG Acquisition Corp., Jeffrey S.
                  Silverman, Dana R. Snyder and Herbert P. Dooskin, the Company, Nortek and
                  Offeror.
     12      --   Employment Agreement, dated June 17, 1997, between Paul H. Bogutsky and the
                  Company, as amended on June 23, 1997.
     13      --   Employment Agreement, dated June 17, 1997, between J. Adam Lipsitz and the
                  Company, as amended on June 23, 1997.
     14      --   Corporate Management Change in Control Resolution and Senior Subsidiary/Division
                  Executives Change in Control Resolution.

---------------

* Copy attached to, or enclosed with, copies of this Schedule mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PLY GEM INDUSTRIES, INC.

                                          By:   /s/ JEFFREY S. SILVERMAN
                                            ------------------------------------
                                                    Jeffrey S. Silverman
                                            Chairman and Chief Executive Officer

Dated: July 29, 1997

                                                                         ANNEX I

[FURMAN SELZ LLC LOGO]          230 PARK AVENUE  - NEW YORK 10169 - 212-309-8200

                                                                   July 23, 1997

The Board of Directors
Ply Gem Industries, Inc.
777 Third Avenue
New York, NY 10017

Gentlemen:

     We understand that Ply Gem Industries, Inc. ("Ply Gem" or the "Company"), NTK Sub ("NTK Sub") and Nortek, Inc. ("Nortek") propose to enter into an Agreement and Plan of Merger (the "Agreement"), substantially in the form of the draft included with the offer letter from Nortek dated July 18, 1997 (the "Offer Letter"), whereby, among other things, NTK Sub, a subsidiary of Nortek, has agreed to purchase all of the issued and outstanding shares of common stock of the Company (the "Common Stock") at $19.50 per share in cash (the "Consideration") pursuant to a tender offer (the "Tender Offer"). Following the completion of the Tender Offer, NTK Sub will be merged into the Company, with the Company continuing as a wholly-owned subsidiary of Nortek. The terms of the proposed transaction (the "Proposed Transaction") are set forth in more detail in the Agreement.

     You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, of the Consideration to be received by the stockholders of the Company in the Proposed Transaction. It is our understanding that the Proposed Transaction is subject to approval by the Board of Directors of Ply Gem.

     In conducting our analysis and arriving at our opinion as expressed herein, we have reviewed and analyzed, among other things, the following:

          (i) the Agreement and the financial terms of the Proposed Transaction set forth therein;

          (ii) the Company's Annual Reports on Form 10-K for the fiscal years ended December 31, 1994, 1995 and 1996, Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and 1997 and certain other filings with the Securities and Exchange Commission made by the Company, including proxy statements;

          (iii) selected other publicly available information concerning the Company and the trading market for the Common Stock;

          (iv) selected non-public information relating to the Company, including financial forecasts and projections, furnished to us by the Company;

          (v) the draft, included with the Offer Letter, of the Non-Compete and Termination Agreement between the Company and the Company's Chief Executive Officer, Mr. Jeffrey S. Silverman;

          (vi) selected publicly available information, including research reports, concerning certain other companies engaged in businesses which we believe to be comparable to the Company and the trading markets for certain of such companies' securities; and

          (vii) the financial terms and conditions of selected recent mergers and acquisitions which we believe to be relevant.

MEMBERS: NEW YORK, AMERICAN, OTHER PRINCIPAL STOCK EXCHANGES & REGULATED BY SFA

[FURMAN SELZ LLC LOGO]

Ply Gem Industries, Inc.
July 23, 1997
Page 2

In addition, we have performed and conducted the following:

          (i) discussions with selected members of senior management of the Company concerning its respective businesses and operations, assets, present condition and future prospects;

          (ii) site visits to selected properties and facilities of the Company, although we have not conducted a physical inspection of the properties and facilities of the Company, nor have we made or obtained any independent evaluation or appraisal of such properties and facilities nor undertaken any obligation to do so; and

          (iii) such other analyses, examinations and procedures, and reviewed such other agreements and documents, and considered such other factors, as we have deemed, in our sole judgment, to be necessary, appropriate or relevant to render an opinion.

     In addition, we have taken into account our assessment of general economic, market and financial conditions and our experience in similar transactions, as well as our experience in securities valuation in general. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof, and does not represent an opinion as to the value of the Common Stock or the impact of the Proposed Transaction or its announcement on the trading price of the Common Stock.

     We have assumed and relied, without independent verification, upon the accuracy and completeness of the financial and other information obtained from public sources or provided to us by the Company and reviewed by us for purposes of arriving at our opinion, and we have not assumed any responsibility for independent verification of such information or undertaken any obligation to verify such information. In addition, with respect to the financial forecasts and projections of the Company used in our analysis, the management of the Company has informed us that such forecasts and projections are reasonable and we have assumed that they represent the best current judgment of the management of the Company as to the future financial condition and operating results of the Company, and have assumed that such forecasts and projections have been reasonably prepared based on such current judgment. We assume no responsibility for and express no view as to such forecasts and projections or the assumptions on which they are based.

     Furman Selz will receive a fee for its services to the Board of Directors in connection with this opinion pursuant to an engagement letter, dated June 20, 1997 as amended on July 15, 1997, entered into between Furman Selz and the Company. Furman Selz will receive an additional fee upon consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse Furman Selz for certain out-of-pocket expenses and to indemnify Furman Selz for certain liabilities arising from the delivery of this opinion. As you may know, in the ordinary course of our business, we may actively trade in the equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     We are aware of the fact that, in connection with the execution of the Agreement, the Company will terminate its Agreement and Plan of Merger, dated June 24, 1997, with Atrium Holdings, Corp. This opinion does not constitute a recommendation of the Proposed Transaction over any other alternative transactions which may be available to the Company. Our opinion as expressed herein deals only with whether the Consideration to be received by the stockholders of the Company in the Proposed Transaction is fair from a financial point of view.

     This opinion is for the use and benefit of the Board of Directors in its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to or whether to accept the Consideration to be received

LOGO

Ply Gem Industries, Inc.
July 23, 1997
Page 3

by such stockholder in connection with the Proposed Transaction. We were not requested to opine as to, and this opinion does not in any manner address, the underlying business decision of the Board of Directors to proceed with or effect the Proposed Transaction. This opinion may be included in its entirety in any proxy statement or Schedule 14D-9 with respect to the Proposed Transaction, but it may not be summarized, excerpted from or otherwise publicly referred to without our prior written consent (except in such proxy statement or Schedule 14D-9, provided Furman Selz has been given a reasonable opportunity to review such summary, excerpt or reference).

     Based upon and subject to the foregoing, it is our opinion as investment bankers that the Consideration to be received by the stockholders of the Company in the Proposed Transaction is fair, from a financial point of view, to such holders.

                                          Very truly yours,

                                          FURMAN SELZ LLC

                                          /s/ William Shutzer

                                          --------------------------------------
                                          William Shutzer
                                          President

                                                                        ANNEX II

                            PLY GEM INDUSTRIES, INC.
                                777 THIRD AVENUE
                            NEW YORK, NEW YORK 10017

                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                      EXCHANGE ACT OF 1934 AND RULE 14F-1

                            ------------------------

      NO VOTE OR OTHER ACTION OF STOCKHOLDERS OF PLY GEM INDUSTRIES, INC.
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                   NO PROXIES ARE BEING SOLICITED AND YOU ARE
           REQUESTED NOT TO SEND A PROXY TO PLY GEM INDUSTRIES, INC.

                            ------------------------

     This Information Statement is being mailed on or about July 29, 1997 as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of shares of the Common Stock, par value $0.25 per share (the "Common Stock"), of Ply Gem Industries, Inc., a Delaware corporation (the "Company"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. This Information Statement is being furnished in connection with the possible designation by Nortek, Inc., a Delaware corporation ("Nortek"), and the direct parent of NTK Sub, Inc., a Delaware corporation ("Offeror") of persons (the "Offeror Designees") to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated July 24, 1997 (the "Merger Agreement") among the Company, Nortek and Offeror.

     The Merger Agreement provides that, promptly upon the purchase by Offeror of Shares pursuant to the Offer, and from time to time thereafter, Offeror shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as shall give Offeror representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence), multiplied by the percentage that the aggregate number of Shares beneficially owned by Offeror or any affiliate of Offeror at such time bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause Offeror's designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors, or both.

     Designation of Directors. The Merger Agreement provides that, provided that Offeror acquires at least a majority of the Shares outstanding pursuant to the Offer, Nortek shall be entitled to designate up to such number of directors, rounded up to the next whole number, of the Board so that the designees of Nortek constitute the same percentage of the Board (but in no event less than a majority) as the percentage of shares of Common Stock acquired pursuant to the Offer, and the Company shall increase the size of the Board or obtain the resignations of incumbent directors as is necessary to enable such number of Nortek designees to be elected, provided, that, at all times prior to the Effective Time, at least two of the members of the Board shall be Continuing Directors (as defined below). Following the election or appointment of Nortek's designees pursuant to the foregoing and prior to the Effective Time, such designees shall abstain from acting upon, and the approval of a majority of the Continuing Directors shall be required to and shall be sufficient to authorize, any resolution with respect to the termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Board, any extension of time for the performance of any of the obligations or other acts of Nortek or Offeror under the Merger Agreement, any waiver of compliance with any of the agreements or conditions under the Merger Agreement for the benefit of the Company and any action to seek to enforce any obligation of Nortek or Offeror under the Merger Agreement. Under the Merger

Agreement, "Continuing Director" means (i) any member of the Board as of July 24, 1997 or (ii) any successor to a Continuing Director who is (A) unaffiliated with, and not a designee or nominee, of Nortek as Offeror, and (B) recommended to succeed a Continuing Director by a majority of the Continuing Directors then on the Board, and in each case under clause (ii), who is not an employee of the Company.

     The information contained in this Information Statement concerning Nortek and the Offeror Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information.

                        SECURITY OWNERSHIP OF MANAGEMENT
                         AND CERTAIN BENEFICIAL OWNERS

GENERAL

     The issued and outstanding voting securities of the Company as of June 30, 1997 consisted of 13,983,679 shares of Common Stock. The holders of the Common Stock of the Company are entitled to one vote for each share of such stock held of record by them. On July 24, 1997, the Company issued 640,000 shares of Common Stock out of treasury to Nortek under the Stock Purchase Agreement.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information regarding beneficial ownership, as of June 30, 1997, and within the meaning of Rule 13d-3 under the Exchange Act, of Common Stock by directors of the Company, the Company's Chief Executive Officer (the "CEO") and each of the four most highly compensated officers (other than the CEO) (based on salary and bonus amounts paid during the 12-month period ended December 31, 1996) and the directors and executive officers as a group. Since the table reflects beneficial ownership determined pursuant to the applicable rules of the SEC, the information is not necessarily indicative of beneficial ownership for any other purpose.

                                                                          AMOUNT
                                                                       BENEFICIALLY     PERCENT OF
                     NAME OF BENEFICIAL OWNER                          OWNED (1)(2)       CLASS
-------------------------------------------------------------------    ------------     ----------
Jeffrey S. Silverman (3)...........................................     4,195,275          24.8%
Jeffrey S. Silverman and Herbert P. Dooskin as trustees of certain of the trusts under the Ply Gem Group Pension Plan, Ply Gem
  Industries, Inc. Group Profit-Sharing/401(k) Plan, and the SNE
  Enterprises, Inc. 401(k) Plan (the "Trusts") (4).................     1,099,890            7.9
Dana R. Snyder (3).................................................       920,589            6.2
Herbert P. Dooskin (3).............................................       484,495            3.4
Joseph M. Goldenberg...............................................       132,199              *
Albert Hersh.......................................................        73,010              *
Donald Kruse.......................................................        70,648              *
William Lilley III.................................................        21,000              *
Elihu H. Modlin....................................................        42,000              *
Michael Vagedes....................................................        15,893              *
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (11 persons)
  (3)(4)...........................................................     7,196,600           38.8

---------------

*   Indicates holdings of less than 1%.

(1) Directly and indirectly. The inclusion of securities owned by others as beneficially owned by the respective nominees and officers does not constitute an admission that such securities are beneficially owned by them. All of the named individuals have, except for unexercised options, voting powers with respect to the aforesaid shares.

(2) Includes shares that may be acquired upon the exercise of outstanding options pursuant to the Company's stock option plans as follows: 2,947,500 shares for Mr. Silverman, 916,842 shares for Mr. Snyder, 385,000 shares for Mr. Dooskin, 52,200 shares for Mr. Goldenberg, 26,700 shares for Mr. Hersh, 40,000 shares for Mr. Kruse, 17,700 shares for Mr. Lilley, 36,450 shares for Mr. Modlin, 9,000 shares for Mr. Vagedes and 4,554,905 shares for the group. Each executive officer and director, named or otherwise, has disclaimed beneficial ownership of all such shares underlying presently exercisable stock options held by him. Pursuant to outstanding options held by Mr. Silverman with respect to 600,000 shares and Mr. Dooskin with respect to 150,000 shares, the number of such shares subject to such Options double upon a "change of control" such as consummation of the Offer or the Merger, which additional shares are not included in the table above.

(3) The shares of Common Stock beneficially owned by Jeffrey S. Silverman, Dana
     R. Snyder and Herbert P. Dooskin (the "Relevant Stockholders") are subject to the Purchase Options and terms and conditions of an Amended and Restated Stockholders Agreement (the "Stockholders Agreement"), dated as of July 24, 1997, between certain Atrium affiliates, the Relevant Stockholders, Nortek and Offeror.

(4) Includes shares owned of record by the Trusts. The address for the Trusts is c/o Ply Gem Industries, Inc., 777 Third Avenue, New York, New York 10017. With respect to the Trusts, data in the table is as of March 31, 1997. With respect to the Ply Gem Group Pension Plan and the Ply Gem Industries, Inc. Group Profit-Sharing/401(k) Plan, Messrs. Silverman and Dooskin beneficially own 1,081,399 shares as trustees. With respect to the SNE Enterprises, Inc. 401(k) Plan, Mr. Dooskin beneficially owns 18,491 shares as trustee. With respect to the shares of Common Stock beneficially owned by Messrs. Silverman and Dooskin as trustees of the Trusts, effective July 29, 1997, Fleet Bank, N.A. was appointed as trustee of the Trusts with the power to vote such shares in connection with any proposal of merger, consolidation or similar transaction and to decide whether to tender or exchange such shares in any tender or exchange offer (or otherwise to dispose of such shares during the pendency of any such tender or exchange offer).

OTHER OWNERSHIP OF COMMON STOCK

     The following table sets forth information concerning the persons known to the Company to be the beneficial owners of more than 5% of the outstanding shares of Common Stock.

                                                                            AMOUNT
                                                                         BENEFICIALLY     PERCENT OF
                      NAME OF BENEFICIAL OWNER                              OWNED           CLASS
---------------------------------------------------------------------    ------------     ----------
Dimensional Fund Advisors, Inc. (1)..................................         736,300         5.3%
Pioneering Management Corporation (2)................................         818,000         5.9
Atrium Corporation (3)...............................................       1,235,261         8.8
Fleet Bank, N.A., as trustee of the Trusts (4).......................       1,099,890         7.9

---------------

(1) The address for Dimensional Fund Advisors, Inc. ("Dimensional") is 1299 Ocean Avenue, 11th floor, Santa Monica, California 90401. All of the shares of which Dimensional, a registered investment advisor, is deemed to have beneficial ownership of, are held in portfolios of DFA Investment Dimensions Group, Inc. (the "DFA Fund"), a registered open-end investment company, in series of the DFA Investment Trust Company (the "DFA Trust"), a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, for each of which Dimensional serves as investment manager. Dimensional has sole voting power for 496,700 shares. In addition, officers of Dimensional are also officers of the DFA Fund and the DFA Trust, and in such capacities, these persons have sole voting power to 85,800 and 153,800 additional shares, respectively. Dimensional has sole dispositive power for 736,300 shares. Dimensional disclaims beneficial ownership of all such shares. The information in this table relating to Dimensional's beneficial ownership of Common Stock is as of December 31, 1996.

(2) The address for Pioneering Management Corporation ("Pioneering") is 60 State Street, Boston, Massachusetts 02109. Pioneering has sole voting power for 818,000 shares, sole dispositive power for

     27,000 shares, and shared dispositive power for 791,000 shares. The information in this table relating to Pioneering's beneficial ownership of Common Stock is as of March 20, 1997.

(3) The address for Atrium is 1341 West Mockingbird Lane, Suite 1200 West, Dallas, Texas 75247. Atrium and certain of its affiliates filed a Schedule 13D on July 8, 1997, stating that pursuant to the terms of the Stockholders Agreement, dated as of July 24, 1997, between certain Atrium affiliates (the "Atrium Entities") and the Relevant Stockholders, Atrium and its affiliates listed in the Schedule 13D may be deemed to beneficially own 6,234,603 shares of Common Stock. Pursuant to the Stockholders Agreement, the Relevant Stockholders granted the Atrium Affiliates the option to purchase 1,235,261 shares of Common Stock currently held by the Relevant Stockholders plus an option to purchase 4,999,342 shares of Common Stock that may be acquired upon the exercise of options currently held by the Relevant Stockholders. Pursuant to an amendment to the Stockholders Agreement, the Relevant Stockholders have agreed to tender their shares pursuant to the Offer, with the Offer Price to be divided between the Relevant Stockholders and Atrium. Similarly, a portion of the Option Consideration payable to the Relevant Stockholders pursuant to the Merger Agreement will be payable to Atrium. Such options are currently exerciseable, subject to certain conditions, but will not be exercised unless the Offer is terminated without the purchase of such shares thereunder.

(4) The address for Fleet Bank, N.A. is One Federal Street, Boston, Massachusetts 02211. Effective July 29, 1997, Fleet Bank, N.A. ("Fleet") was appointed as trustee of the Trusts with the power to vote shares of Common Stock held in the Trusts in connection with any proposal of merger, consolidation or similar transaction and to decide whether to tender or exchange such shares in any tender or exchange offer (or otherwise to dispose of such shares during the pendency of any such tender or exchange offer). The number of shares indicated in the table as beneficially owned by Fleet as trustee of the Trusts is as of March 31, 1997.

                             THE BOARD OF DIRECTORS

OFFEROR DESIGNEES

     Nortek has informed the Company that each of the Offeror Designees listed below has consented to act as a director. To the best knowledge of the Company, none of the Offeror Designees or their associates beneficially owns any equity securities of the Company or has been involved in any transaction with the Company or any of its directors or executive officers that is required to be disclosed pursuant to the rules and regulations of the SEC.

     It is expected that, upon assuming office, the Offeror Designees will thereafter constitute at least a majority of the Board of the Company.

     Nortek may designate the following individuals to the Board of the Company. Each such individual's name, age as of the date hereof, current principal occupation or employment and five-year employment history is set forth below.

                                           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
             NAME               AGE                 FIVE-YEAR EMPLOYMENT HISTORY
------------------------------  ---   --------------------------------------------------------
Richard L. Bready.............  52    Mr. Bready has been Chairman and Chief Executive Officer
                                      of Nortek for more than the past five years.
Almon C. Hall.................  50    Mr. Hall has been Vice President, Controller and Chief
                                      Accounting Officer of Nortek for more than the past five
                                      years.
Richard J. Harris.............  60    Mr. Harris has been employed by Nortek as Vice President
                                      and Treasurer for more than the past five years. He is
                                      also a director of Lehigh Group, Inc. and Initial
                                      Acquisition Corp.
Kevin W. Donnelly.............  42    Mr. Donnelly has been Vice President, General Counsel
                                      and Secretary of Nortek for more than the past five
                                      years.

CURRENT DIRECTORS

     The following table sets forth the name, age as of the date hereof, term and current principal occupation or employment and five-year employment history for the seven members currently serving on the Company's Board of Directors. The Company's Certificate of Incorporation and By-laws provide that the directors of the Company are elected at each annual meeting of stockholders to serve until the next annual meeting of stockholders and until their successors are elected. Unless otherwise noted, each director has maintained the same principal occupation during the past five years.

                                      DIRECTOR    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
             NAME               AGE    SINCE               FIVE-YEAR EMPLOYMENT HISTORY
------------------------------  ---   --------   -------------------------------------------------
Jeffrey S. Silverman..........  51      1981     Mr. Silverman joined the Company and became a
                                                 Director in 1981. He has served as Chief
                                                 Executive Officer of the Company since 1984 and
                                                 Chairman of the Board since 1985.
Dana R. Snyder................  50      1995     Mr. Snyder has been President, Chief Operating
                                                 Officer and a Director since joining the Company
                                                 in June, 1995. Prior thereto, Mr. Snyder was
                                                 President of Alcoa Construction Products Group, a
                                                 division of Stolle Corporation, a subsidiary of
                                                 Aluminum Company of America.
Herbert P. Dooskin............  55      1986     Mr. Dooskin joined the Company in 1986 as
                                                 Executive Vice President at which time he also
                                                 became a Director.
Joseph M. Goldenberg..........  71      1983     Mr. Goldenberg, a co-founder of Goldenberg Group,
                                                 Inc., a wholly owned subsidiary of the Company,
                                                 served as its Chairman from 1983 through 1994 and
                                                 currently serves as a consultant.
Albert Hersh..................  81      1954     Mr. Hersh is a co-founder of the Company. He
                                                 presently provides consulting services to the
                                                 Company.
William Lilley III............  59      1994     Mr. Lilley is President of Policy Communications,
                                                 Inc., a business consulting firm based in
                                                 Washington, D.C.
Elihu H. Modlin...............  69      1992     Mr. Modlin has been general counsel to the
                                                 Company since 1960. He is a partner in the law
                                                 firm of Messrs. Elihu H. Modlin and Charles M.
                                                 Modlin.

OTHER EXECUTIVE OFFICERS

     The following table sets forth the name, position and office held with the Company for the following persons who may be deemed executive officers of the Company and who are not also serving on the Company's Board of Directors. Unless otherwise noted, each executive officer has maintained the same position and office with the Company during the past five years.

             NAME                       PRESENT POSITION AND OFFICE WITH THE COMPANY
------------------------------  -------------------------------------------------------------
Paul H. Bogutsky..............  Mr. Bogutsky has been Vice President of the Company since
                                1989. In 1994 he assumed the additional responsibility of
                                Treasurer of the Company.
J. Adam Lipsitz...............  Mr. Lipsitz has been Vice President, Corporate Development of the Company since September 1996. From 1994 through August
                                1996 he was Director, Corporate Development of the Company
                                and, prior thereto, Manager, Corporate Development.
Donald Kruse..................  Mr. Kruse, formerly President and Chief Executive Officer of
                                Sagebrush Sales, Inc., a wholly owned subsidiary of the
                                Company, became Chairman of that subsidiary in January 1997.
Michael Vagedes...............  Mr. Vagedes is President of Richwood Building Products, Inc.,
                                a wholly owned subsidiary of the Company.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

     The following table shows, for the fiscal years ending December 31, 1994, 1995 and 1996, the cash compensation paid by the Company and its subsidiaries, to the Company's Chief Executive Officer and each of the four most highly compensated executive officers of the Company and its subsidiaries at the end of 1996.

                           SUMMARY COMPENSATION TABLE

                                                                     LONG TERM
                                                                    COMPENSATION
                                                                     AWARDS(2)
                                                  ANNUAL            ------------
                                              COMPENSATION(1)        SECURITIES
                                           ---------------------     UNDERLYING         ALL OTHER
  NAME AND PRINCIPAL POSITION      YEAR    SALARY($)    BONUS($)     OPTIONS(#)     COMPENSATION($)(3)
--------------------------------   ----    ---------    --------    ------------    ------------------
Jeffrey S. Silverman(4).........   1996    2,493,795    2,105,510      750,000            22,963
  Chairman of the Board and        1995    2,267,087    1,478,017           --             6,917
  Chief Executive Officer          1994    1,295,741    1,488,543      750,000            14,088
  of the Company
Dana R. Snyder(5)...............   1996      446,250     899,000       366,842             6,654
  President and Chief Operating    1995      237,019     150,000       550,000             4,374
  Officer of the Company
Herbert P. Dooskin..............   1996      424,750     212,500            --             6,624
  Executive Vice President         1995      404,750      87,500            --             9,594
  of the Company                   1994      404,750     262,500        50,000            13,536
Donald Kruse(6).................   1996      176,000     227,238         4,000             7,757
  Chairman, Sagebrush              1995      171,000      29,040         4,000             5,377
  Sales, Inc., a wholly owned      1994      171,000     272,375         6,000             9,681
  subsidiary of the Company
Michael Vagedes.................   1996       90,000     252,111         1,500             9,281
  President, Richwood              1995       85,000     139,928         1,500             4,015
  Building Products, Inc.,         1994       80,000     139,440         1,000             8,350
  a wholly owned subsidiary
  of the Company

---------------

(1) Includes salary and bonus payable pursuant to employment agreements with the named executives. See "Employment Contracts and Termination of Employment and Change in Control Arrangements" below. For Mr. Silverman, bonus also reflects $1,113,017 in 1995 and $1,488,543 in 1994 for principal and accrued interest waived for 1994 and 1993, respectively, in accordance with the terms of interest bearing promissory notes delivered by Mr. Silverman to the Company.

(2) As of December 31, 1996, Mr. Silverman's aggregate restricted stock holdings totaled 150,000 shares with a value, based on the market price of the Company's Common Stock on December 31, 1996 ($12.375), of $1,856,250. These shares of restricted stock vest in installments of 25,000 shares per year subject to the Company achieving performance-based goals. Dividends are paid by the Company on restricted stock holdings.

(3) "All Other Compensation" includes for the named executives, the following:
     (i) a contribution in the amount of $8,100 in 1994, $3,750 in 1995 and $6,000 in 1996 ($9,000 in 1996 for Mr. Vagedes) made by the Company to the Ply Gem Industries Group Profit Sharing Plan; (ii) the following life insurance premiums or economic benefit calculated pursuant to P.S. -58 in 1994: Mr. Silverman -- $5,988; Mr. Dooskin -- $5,436; Mr. Kruse -- $1,581;
     and, Mr. Vagedes -- $250; (iii) the following life insurance premiums or economic benefit calculated pursuant to P.S. -58 in 1995: Mr.
     Silverman -- $3,167; Mr. Dooskin -- $5,844; Mr. Kruse -- $1,627; Mr.
     Snyder -- $624; and, Mr. Vagedes -- $265; and (iv) the following life insurance premiums or economic benefit calculated pursuant to P.S. -58 or P.S.-38 in 1996: Mr. Silverman -- $16,963; Mr. Dooskin -- $624; Mr.
     Kruse -- $1,757; Mr. Snyder -- $654; and, Mr. Vagedes -- $281.

(4) Mr. Silverman's compensation is determined in accordance with the provisions of an employment agreement entered into with the Company in 1986 and amended from time to time thereafter. In a continuing effort to enhance shareholder value, Mr. Silverman voluntarily initiated a modification to his compensation arrangement for 1997 by providing that 25% of the salary and bonus due to him during 1997 under his employment agreement shall be deferred until the price of the Common Stock equals 150% of the closing price of the Common Stock on the New York Stock Exchange on December 31, 1996. In addition, any options granted to Mr. Silverman in 1997 pursuant to his employment agreement shall not be exercisable until the market price of the Common Stock equals 150% of the closing price of the Common Stock on the New York Stock Exchange on December 31, 1996.

(5) Mr. Snyder became President, Chief Operating Officer and a Director of the Company in June 1995. See "Employment Contracts and Termination of Employment and Change in Control Arrangements" below.

(6) Mr. Kruse, formerly President and Chief Executive Officer of Sagebrush Sales, Inc., became Chairman of that company effective January 1, 1997. See "Employment Contracts and Termination of Employment and Change in Control Arrangements" below.

STOCK OPTIONS

     The following table contains information concerning the grant of stock options during 1996 under the Company's 1989 Employee Incentive Stock Plan and 1994 Employee Incentive Stock Plan to the Company's executives listed in the Summary Compensation Table above.

     The table also illustrates the Grant Date Present Value of those stock options based upon the Black-Scholes Model of Valuation, without giving effect to the non-transferability of the options.

     Irrespective of the theoretical value placed on a stock option on the date of grant, its ultimate value will depend on the market value of the Company's Common Stock at a future date. If the price of the Company's Common Stock increases, all stockholders will benefit commensurately with the optionees.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                        INDIVIDUAL GRANTS
                                -----------------------------------------------------------------
                                                      PERCENT OF
                                   NUMBER OF             TOTAL
                                  SECURITIES        OPTIONS GRANTED
                                  UNDERLYING         TO EMPLOYEES       EXERCISE OR                  GRANT DATE
                                OPTIONS GRANTED        IN FISCAL        BASE PRICE     EXPIRATION     PRESENT
            NAME                    (#)(1)              YEAR(%)          ($/SH)(2)        DATE       VALUE($)(3)
-----------------------------   ---------------    -----------------    -----------    ----------    ----------
Jeffrey S. Silverman.........       750,000               54.8%             12.50        8/20/06      2,962,500
Dana R. Snyder(4)............       216,842               15.9              16.50        1/02/01      1,088,547
                                    150,000               11.0              12.50        8/20/06        592,500
Donald Kruse.................         4,000                0.3              12.50        8/20/06         15,800
Michael Vagedes..............         1,500                0.1              12.50        8/20/06          5,925

---------------

(1) All options were granted at market value at the date of grant and are subject to earlier termination in certain instances related to termination of employment. The options granted to Mr. Snyder and Mr. Silverman are fully exercisable; all other options are exercisable one year subsequent to grant.

(2) The required tax withholding obligations related to exercise of certain options may be paid by delivery of already owned shares or by offset of the underlying shares, subject to certain conditions.

(3) The amounts shown assume a rate of return based on the Black-Scholes Model of Valuation. The assumptions used were as follows: volatility -- 35%; risk-free rate of return (semi-annual basis) -- 5.38% as of January 2, 1996 for the options granted on such date, and 6.41% as of August 20, 1996 for the options granted on such date; dividend rate -- $.12 per annum; and, assumed time of exercise -- 6 years, except for the options granted on January 2, 1996, 5 years. No adjustments were made for non-transferability. There can be no assurance that the rate of appreciation assumed for purposes of this table will be achieved. The stock options will have no value to the executives named above or other optionees if the price of the Company's Common Stock does not increase above the exercise price of the option.

(4) Mr. Snyder received two option grants in 1996, each of which is set forth in the table above.

OPTION EXERCISES AND HOLDINGS

     The following table sets forth information with respect to the Company's executives listed in the Summary Compensation Table above, concerning the exercise of options during the last fiscal year and unexercised options held as of the end of the fiscal year:

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                NUMBER OF SECURITIES
                                                                     UNDERLYING          VALUE OF UNEXERCISED
                                                                 UNEXERCISED OPTIONS     IN-THE-MONEY OPTIONS
                                                                AT FISCAL YEAR-END(#)    AT FISCAL YEAR-END($)
                                    SHARES                      ---------------------    ---------------------
                                  ACQUIRED ON       VALUE           EXERCISABLE/             EXERCISABLE/
             NAME                 EXERCISE(#)    REALIZED($)        UNEXERCISABLE            UNEXERCISABLE
-------------------------------   -----------    -----------    ---------------------    ---------------------
Jeffrey S. Silverman...........     101,626         736,789            2,947,500/0(1)         1,426,187/0
Dana R. Snyder.................           0               0          910,782/6,060                    0/0
Herbert P. Dooskin.............      65,000         326,875              385,000/0(1)           377,000/0
Donald Kruse...................           0               0           36,000/4,000               31,375/0
Michael Vagedes................           0               0            2,500/1,500                    0/0

---------------

(1) These numbers do not include the additional 600,000 shares of Common Stock that become subject to Mr. Silverman's options, or the additional 150,000 shares of Common Stock that become subject to Mr. Dooskin's options, upon a "change of control" of the Company.

PENSION PLANS

     The officers named above are covered by the Company's tax qualified Group Pension Plan which provides pension benefits to certain employees not covered by collective bargaining agreements.

     Eligible employees retiring at age 65 with twenty or more years of service are entitled to an annual pension benefit in an amount equal to their highest 5 year average compensation earned during the last 10 years of employment times
(a) 15% of said amount up to a social security integration level and (b) 30% of said amount in excess of that level to a maximum of $100,000. The Group Pension Plan recognizes total compensation to a maximum of $100,000 for each calendar year for each employee. The benefits listed are not subject to any deduction for Social Security or other offset amounts. All employees are fully vested after 5 years of service.

     The following table shows the estimated pension benefits payable to a covered participant at normal retirement age under the Company's qualified Group Pension Plan:

                               PENSION PLAN TABLE

                                                              YEARS OF SERVICE
                                           -------------------------------------------------------
          ANNUAL REMUNERATION                15          20          25          30          35
---------------------------------------    -------     -------     -------     -------     -------
$100,000 or more.......................    $17,910     $23,880     $23,880     $23,880     $23,880

     Presently credited years of service, if any, for the officers named in the Summary Compensation Table above are as follows: Herbert P. Dooskin -- ten years; Jeffrey S. Silverman -- fourteen years; Dana R. Snyder -- one year; Donald Kruse -- eight years; and, Michael Vagedes -- four years. Messrs. Dooskin and Silverman have minimum benefits in excess of those shown in the table attributable to their prior participation in the Company's pension plan and a minimum benefit provision contained in the Group Pension Plan which grandfathers the level of benefits in effect under the terms of the plan on September 30, 1987. The annual excess for Messrs. Dooskin and Silverman is $12,830 and $58,330, respectively.

DIRECTOR COMPENSATION

     Each nonemployee Director receives compensation of $25,000 per year in addition to $500 for each committee meeting attended. No fees are payable to officers and employees of the Company who serve as Directors. During 1996, Messrs. Hersh, Lilley and Modlin each were granted 12,500 options at an exercise price of $12.50 per share, the market price of the Common Stock of the Company on the date of grant. The options are exercisable commencing one year from the date of grant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Hersh, a Director of the Company and a member of its Compensation Committee in 1996, is a co-founder and former president of the Company and currently serves as a consultant. Mr. Goldenberg, a Director of the Company, is a co-founder of Goldenberg Group, Inc., a wholly owned subsidiary of the Company, and currently serves as a consultant. During 1996, the Company paid $91,000 to Mr. Hersh for consulting services and Goldenberg Group, Inc. paid $287,397 to Mr. Goldenberg for consulting services. During 1996, the Company paid $25,000 to Policy Communications, Inc., a Washington, D.C.-based consulting firm, of which Mr. Lilley, a Director of the Company and a member of its Compensation Committee in 1996, is President. The Company also paid $975,000 for professional services rendered in 1996 by the law firm in which Mr. Modlin, a Director of the Company and a member of its Compensation Committee in 1996, is a partner. Mr. Charles Modlin, Secretary of the Company, is also a partner of said law firm.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

     The Company has employment agreements with Messrs. Dooskin, Snyder, Silverman, Kruse and Vagedes. These agreements provide for continued service in their present positions until April 15, 2000 with respect to Mr. Dooskin, until June 5, 1999 with respect to Mr. Snyder, until April 30, 2007 with respect to Mr. Silverman, until January 1, 2000 with respect to Mr. Kruse, and until December 31, 1998 with respect to Mr. Vagedes. The agreements with Messrs. Dooskin and Silverman are automatically renewed on an annual basis unless otherwise terminated. The agreement with Mr. Snyder is automatically extended for an additional one year, unless either party provides six months prior written notice. Mr. Kruse, formerly President and Chief Executive Officer of Sagebrush Sales, Inc., a wholly owned subsidiary of the Company, became Chairman effective January 1, 1997.

     In the cases of Mr. Kruse and Mr. Vagedes, annual compensation is determined by contractual arrangement with a bonus based upon an established performance criteria. In the case of Mr. Snyder, increases in salary are determined by the Compensation Committee of the Board of Directors, subject to minimum increases of 5%, and bonuses are awarded in accordance with his employment agreement and pursuant to the Company's Incentive Compensation Plan. Upon a change of control and if his employment is terminated, Mr. Snyder is entitled to payments in lieu of future performance benefits. In the case of Mr. Dooskin, increases in salary and bonus are determined annually by the Board of Directors. Mr. Silverman's compensation is determined in accordance with the provisions of his employment agreement entered into with the Company in 1986. A modification of Mr. Silverman's employment agreement originally entered into in 1986 became effective January 1, 1991. Based upon the provisions of the 1986 employment agreement, Mr. Silverman would have been entitled to additional payments of salary and bonus during the years 1986-1990 of approximately $5,000,000 in excess of the salary and bonus actually paid to him. In light of Mr. Silverman's substantial contributions to the Company and its stockholders since joining the Company in

1982, and in consideration for the modification of his employment agreement, the Company in 1991 extended a loan to Mr. Silverman in the amount of $5,900,000, bearing interest at 7% per annum repayable in annual installments of $590,000. The amendment to his employment agreement provides for increases in base salary each year of 10% or increases in the cost of living, whichever is greater. Future cash bonus payments are determined in accordance with certain criteria related to the performance of the Company during the prior year. A further modification of Mr. Silverman's employment agreement effective December 23, 1992 provided for, among other things, an extension of the term of the agreement and an increase in base salary. In consideration for the modification and the additional contributions made to the Company by Mr. Silverman, the Company extended a loan to Mr. Silverman of $3,500,000 bearing interest at the rate of 7.3% per annum, repayable in annual installments of $350,000. Repayment of principal and interest for the above referred to loans may be waived at the discretion of the Board of Directors and waiver is mandated in the event net income standards, as defined, are met. The present principal balances of the aforesaid loans are $2,950,000 and $2,450,000, respectively. In further consideration for the 1991 modification to his 1986 employment agreement, Mr. Silverman is entitled to receive an additional annual $495,000 bonus as an incentive compensation payment. These payments are subject to Mr. Silverman's continued employment and to the Company having net income as defined therein. To reemphasize his commitment to the Company's future growth, Mr. Silverman initiated a reduction of 30% of his salary for 1994. Additionally, Mr. Silverman agreed that his 1994 bonus of $1,331,000 and incentive compensation payment of $495,000 would not be paid. In consideration thereof, the Company agreed to provide additional incentive compensation to enable him to increase his compensation by $913,000 (50% of the 1994 bonus and incentive compensation not paid) in each of two of the next four years if the Company's net income exceeds its historical high or if the price of the Company's Common Stock exceeds its historic high and extended an interest bearing loan in the amount of $3,500,000. Principal payments of $250,000 and interest are due on December 31st of each year. The entire remaining principal balance and accrued interest thereon are due and payable on December 31, 1998. The present principal balance of said loan is $3,000,000. Based upon Mr. Silverman's employment agreement, he would have been entitled to a grant of 750,000 stock options in 1995. In consideration of Mr. Silverman's agreement to waive receipt of such options, the Company, in December 1995, extended a loan to Mr. Silverman in the amount of $5,000,000. Principal payments of $250,000 are due on April 30 of each year. Accrued interest is payable on December 31 of each year. The entire remaining principal balance and accrued interest are due and payable on April 30, 2001. Mr. Silverman secured the loan with certain employee stock options held by him. For each of the 1994 and 1995 notes, interest is calculated annually at the higher of a floating rate adjusted annually based upon the average rate paid by the Company pursuant to its principal bank credit agreement, or the applicable Federal rate (as defined in the note) in effect for the subject period.

     Certain of the agreements provide for continued payments in the event of physical or mental incapacity. In the case of Mr. Silverman, these payments continue for the balance of the employment term and thereafter for an indeterminate period at a rate equal to 50% of salary and bonus received during the last year prior to mental or physical incapacity, plus increases based upon increases in the cost of living. The payments continue so long as such mental or physical disability continues. In the case of Mr. Dooskin, payments of salary and bonus continue for a period of one year. With respect to Mr. Kruse, payments amounting to one-half of his base salary continue for six months.

     In the event of Mr. Silverman's death during the term of the agreement, his estate would continue to receive salary and bonus payments during the balance of the term. In the event of Mr. Dooskin's death, his estate would continue to receive payments for one year.

     The Company maintains key man life insurance policies on the lives of Mr. Silverman and Mr. Snyder having aggregate death benefits payable to the Company of $34,500,000 and $10,000,000 respectively. Life insurance policies in the principal amount of $800,000 are maintained with respect to Mr. Kruse, of which $500,000 of the proceeds are payable to the Company.

     The Company has entered into split-dollar life insurance agreements with certain of its principal executive officers. Pursuant to each of the agreements, the Company pays the annual premiums on specified life insurance policies owned by each, net of the amount of the "economic benefit" attributable to them. The amount of the premiums paid by the Company constitutes indebtedness to the Company and is secured by collateral assignments of each of the insurance policies.

     The agreements with each of the aforementioned individuals provide for non-competitive commitments during the term of the agreement and for periods subsequent thereto. The employee stock options granted to each of the aforesaid individuals provide for a "cash out" (as defined) in the event of a change in control.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than ten percent of its Common Stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "Commission"). Officers, directors and greater than ten percent stockholders are required by the Commission to furnish the Company with copies of all Section 16(a) forms they file.

     The Company believes that, based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no reports on Form 5 were required for those persons, during 1996 all filing requirements applicable to its officers, directors and greater than ten percent stockholders were complied with.

                                 EXHIBIT INDEX

                                                                                         SEQUENTIALLY
EXHIBIT                                                                                    NUMBERED
  NO.                                        DESCRIPTION                                     PAGE
-------       -------------------------------------------------------------------------  ------------
    1    --   Agreement and Plan of Merger, dated as of July 24, 1997, among the
              Company, Nortek and the Offeror. ........................................
    2    --   The Company's Proxy Statement on Schedule 14A, filed on April 11,
              1997. ...................................................................
    3    --   Letter to stockholders of the Company dated July 29, 1997.*..............
    4    --   Confidentiality Agreement, dated as of September 27, 1995, between the
              Company and Nortek, as amended and modified by letters dated June 18,
              1997, June 23, 1997 and July 17, 1997. ..................................
    5    --   Stock Purchase Agreement, dated as of July 24, 1997, between Nortek and the Company. ............................................................
    6    --   Registration Rights Agreement, dated as of July 24, 1997, between Nortek and the Company. ........................................................
    7    --   Non-Compete and Termination Agreement, dated as of July 24, 1997, between
              Nortek, the Company and Jeffrey S. Silverman, as amended on July 25,
              1997. ...................................................................
    8    --   Termination and Release Agreement, dated as of July 24, 1997, between
              Nortek, the Company and Herbert P. Dooskin, as amended on July 25,
              1997. ...................................................................
    9    --   Form of Indemnification Agreement between the Company and its directors. ..............................................................
   10    --   Opinion of Furman Selz LLC dated July 23, 1997.* ........................
   11    --   First Amended and Restated Stockholders Agreement, dated as of July 24,
              1997, among Atrium Acquisition Holdings Corp., Atrium/PG Acquisition
              Corp., Jeffrey S. Silverman, Dana R. Snyder and Herbert P. Dooskin, the
              Company, Nortek and Offeror. ............................................
   12    --   Employment Agreement, dated June 17, 1997, between Paul H. Bogutsky and the Company, as amended on June 23, 1997. ...............................
   13    --   Employment Agreement, dated June 17, 1997, between J. Adam Lipsitz and the Company, as amended on June 23, 1997. ...............................
   14    --   Corporate Management Change in Control Resolution and Senior
              Subsidiary/Division Executives Change in Control Resolution. ............

---------------

* Copy attached to, or enclosed with, copies of this Schedule mailed to stockholders.